                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-86374

                                     [LOGO]

                                4,300,000 SHARES
                             STELMAR SHIPPING LTD.
                                  COMMON STOCK
                               ------------------

    We are offering 4,300,000 shares of our common stock through a syndicate of underwriters. The underwriters have an option to purchase up to an additional 645,000 shares of common stock from us to cover over-allotments.

    Our common stock is listed on the New York Stock Exchange under the symbol "SJH." The last reported sales price of our common stock on April 16, 2002 was $14.55 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................   $ 14.00    $60,200,000
Underwriting Discount.......................................   $  0.77    $ 3,311,000
Proceeds to Stelmar (before expenses).......................   $ 13.23    $56,889,000

    The underwriters expect to deliver the shares to purchasers on or about April 22, 2002.

JEFFERIES & COMPANY, INC.                                                 LAZARD

            HIBERNIA SOUTHCOAST CAPITAL, INC.

                     ALPHA FINANCE U.S. CORPORATION
                               ------------------

                 The date of this prospectus is April 16, 2002

                                   [ARTWORK]
                       [PICTURE OF COMPANY'S OIL TANKER]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Forward Looking Statements..................................     16
Price Range Of Common Stock.................................     17
Use Of Proceeds.............................................     18
Dividend Policy.............................................     18
Capitalization..............................................     19
Dilution....................................................     20
Selected Consolidated Financial And Other Data..............     21
Management's Discussion And Analysis Of Financial Condition
  And Results Of Operations.................................     23
Business....................................................     32
Management..................................................     46
Other Expenses Of Issuance And Distribution.................     49
Underwriting................................................     50
Enforcement Of Civil Liabilities............................     52
Legal Matters...............................................     52
Experts.....................................................     52
Where You Can Find Additional Information...................     52
Incorporation Of Certain Documents By Reference.............     53
Index to Consolidated Financial Statements..................    F-1

    THROUGH AND INCLUDING MAY 11, 2002, WHICH IS THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS.

    WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS. DO NOT RELY UPON ANY INFORMATION OR REPRESENTATIONS MADE OUTSIDE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT IS NOT SOLICITING AN OFFER TO BUY,
(1) ANY SECURITIES OTHER THAN SHARES OF OUR COMMON STOCK, OR (2) SHARES OF OUR COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH OUR OFFER OR SOLICITATION IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS MAY CHANGE AFTER THE DATE OF THIS PROSPECTUS. DO NOT ASSUME AFTER THE DATE OF THIS PROSPECTUS THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS STILL CORRECT.

    In this prospectus, "we", "us" and "our" all refer to Stelmar Shipping Ltd. and its subsidiaries.

                               PROSPECTUS SUMMARY

    THIS SECTION SUMMARIZES SOME OF THE INFORMATION THAT IS CONTAINED IN OTHER PARTS OF THIS PROSPECTUS OR IN OTHER DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS AN INVESTOR OR PROSPECTIVE INVESTOR, YOU SHOULD REVIEW CAREFULLY THE RISK FACTORS AND THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS AND THOSE OTHER DOCUMENTS.

    WE USE THE TERM DEADWEIGHT, OR DWT, IN DESCRIBING THE SIZE OF TANKER VESSELS. DWT, EXPRESSED IN METRIC TONS EACH OF WHICH IS EQUIVALENT TO 1000 KILOGRAMS, REFERS TO THE MAXIMUM WEIGHT OF CARGO AND SUPPLIES THAT A TANKER CAN CARRY.

    OUR CURRENT FLEET CONSISTS OF 27 TANKERS INCLUDING TWO NEWBUILDING PANAMAX TANKERS SCHEDULED FOR DELIVERY DURING THE SECOND QUARTER OF 2002. IN ADDITION, WE HAVE AGREEMENTS TO PURCHASE TWO MODERN SECONDHAND HANDYMAX TANKERS AND TWO NEWLY-BUILT PANAMAX TANKERS ON THEIR DELIVERY FROM THE SHIPYARD FOR A TOTAL PURCHASE PRICE OF $123.1 MILLION. UNLESS WE INDICATE OTHERWISE, WHEN WE DESCRIBE OUR TOTAL FLEET OF 31 TANKERS, WE ALSO INCLUDE THESE FOUR TANKERS.

                                  OUR COMPANY

    We are Stelmar Shipping Ltd., an international tanker company. We are developing our fleet with a primary focus on:

    - Handymax tankers, which primarily transport refined petroleum products;
      and

    - Panamax tankers, which primarily transport crude oil.

    We presently own and operate our current fleet of 27 tankers with a total cargo carrying capacity of 1,528,438 dwt, which includes:

    - 17 Handymax tankers;

    - 6 Panamax tankers; and

    - 4 Aframax tankers.

    In addition, we have agreements with two separate sellers to acquire, during the second quarter of 2002 for a total purchase price of $123.1 million:

    - 2 modern secondhand Handymax tankers; and

    - 2 newly-built Panamax tankers on their delivery from the shipyard.

    We are also negotiating with a South Korean shipyard for the construction of three additional Panamax tankers, all of which would be sister ships to four of the Panamax tankers in our current fleet and the two newly-built Panamax tankers that we have agreed to buy upon their delivery from that shipyard. We intend to purchase additional tankers depending on market conditions.

    We plan to use the net proceeds of this offering primarily to fund a portion of the purchase price for the two Handymax tankers and the two newly-built Panamax tankers that we have agreed to buy. We intend to use any balance of the net proceeds to fund the initial down payments on the three additional Panamax tankers that we are negotiating to have constructed. We intend to incur secured loans to fund the balance of the purchase price for these vessels. We have not yet negotiated the terms of these loans.

    We own one of the world's youngest and, due to the highly fragmented market, largest, Handymax and Panamax tanker fleets. We have consistently operated profitably since 1995, despite the highly cyclical nature of the tanker industry.

    Since our inception, we have pursued a program of growth through the purchase of newly constructed and modern secondhand small-to-medium-sized tankers, with an increasing recent focus on Handymax and Panamax tankers. Over the past three years, we have expanded the size and carrying capacity of our current fleet from 826,501 dwt to 1,528,438 dwt, and the average age of our current fleet by dwt as of March 31, 2002 was 7.3 years, as compared to approximately 13.0 years for the world tanker fleet. With the addition of the two Handymax tankers and two newly-built Panamax tankers, the total cargo carrying capacity of our fleet will increase to 1,761,832 dwt and the average age of our total fleet by dwt as of March 31, 2002 is 6.5 years.

    We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco Corp. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies. Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil, and Famm, a commercial arm of Chevron Texaco Corp. In 2001, we derived approximately 45.9% of our revenues from the following charterers:

    - Vitol;

    - Adam Maritime Corporation, a subsidiary of Glencore International AG; and

    - SK Shipping of South Korea.

    We have historically achieved consistent cash flows and high utilization rates by chartering most of our tankers for fixed periods of time under time charters, ranging from one to seven years. We also stage our time charters so that they expire at different times in order to mitigate the effects of the cyclical tanker charter market. We generated approximately 75% of our net revenues in 2001 from time charters. We have five-year time charters for the two newly-built Panamax tankers we have agreed to purchase on their delivery from the shipyards, scheduled for the second quarter of 2002. While we expect initially to operate in the spot market the two modern secondhand Handymax tankers that we have agreed to acquire, in line with our strategy of employing our tankers on a time charter basis, we intend to employ those vessels on a time charter basis as market conditions permit.

    We also trade in the spot market in order to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends. As we expand our fleet of tankers, we intend to manage the balance of time and spot charters so as to maintain consistent cash flows thereby allowing us to take advantage of market opportunities in a highly cyclical business. When we trade in the spot market, we generally use brokers to arrange individual voyage charters for our vessels at rates determined by the market.

                                    STRATEGY

    The following characterize the international tanker industry:

    - high fragmentation among vessel owners;

    - significant volatility resulting in part from OPEC members' production fluctuations;

    - increasing international emphasis on environmental safety in oil tanker operations; and

    - an aging world tanker fleet.

    We believe that our business strategy of owning and operating a large, modern fleet of Handymax tankers, or tankers between 30,000 and 50,000 dwt, and Panamax tankers, or tankers between 50,000 and 80,000 dwt, offers us favorable business opportunities in the tanker industry. In our view, most charterers of oil tankers prefer to employ newer vessels and are willing to pay higher charter rates for them, primarily due to safety and environmental concerns. Handymax and Panamax tanker rates have also been subject to less volatility than rates for larger tankers. Finally, by owning a relatively large tanker fleet, we believe we can realize savings associated with economies of scale.

    We believe we can maximize operating cash flow and return on our investments through a six-part strategy:

    - OPERATE A MODERN, WELL-MAINTAINED FLEET. We believe that we operate one of the world's most modern and well-maintained Handymax and Panamax tanker fleets. We intend to continue to operate a young fleet through selective acquisitions of newly-built and modern, high quality, secondhand Handymax and Panamax tankers and by considering disposal of our older vessels and employing a rigorous maintenance program.

    - OPERATE A SIGNIFICANT FLEET IN SELECTED MARKETS. We focus on Handymax tankers that primarily carry refined oil products and Panamax crude oil tankers because rates for those tankers have historically been less volatile than rates for larger tankers. Due to the highly fragmented market, our total fleet of 19 Handymax tankers and 8 Panamax tankers will continue to constitute one of the world's largest modern Handymax and Panamax tanker fleets.

    - CAPITALIZE ON OUR ESTABLISHED REPUTATION FOR HIGH OPERATING STANDARDS. We believe that charterers consider factors other than cost when chartering a vessel, including the vessel manager's reputation. We believe that we have established a reputation in the international tanker industry for maintaining high standards of performance, reliability and safety. This will aid us in establishing relationships with charterers who are concerned with reputation and safety records when chartering vessels.

    - ACHIEVE HIGH UTILIZATION RATES THROUGH EMPHASIS ON TIME CHARTERS. By emphasizing time charters, we aim to minimize downtime and attempt to maintain consistent cash flows in a cyclical industry. We believe that operating Handymax and Panamax tankers offers us greater opportunities for period employment.

    - MAINTAIN LOW-COST, HIGHLY EFFICIENT OPERATIONS. We believe we are a cost-efficient and reliable international tanker operator because of the strength of our management team. It is our objective to reduce operating costs through constant evaluation of each vessel's performance and concurrent adjustment of operating and chartering procedures to maximize each vessel's profitability.

    - CONTINUE LONG-TERM RELATIONSHIPS WITH MAJOR END USERS. We have actively developed and maintained relationships with major private oil companies, oil traders and state owned oil companies. As part of a continuous dialogue, we make in-person presentations to these major end-users, maintain ongoing telephonic and electronic contact and encourage frequent on-site visits.

                       OUR DEVELOPMENT OVER THE PAST YEAR

    Since the completion of our initial public offering in March 2001, we:

    - completed the acquisition of the 10 Handymax tankers with an average age by dwt of 9.2 years from Osprey Maritime Limited, for a total purchase price of $216.5 million, and arranged time charters for nine of these vessels at rates ranging from $11,000 to $20,000 per day;

    - purchased two additional newly-built Handymax tankers for a total purchase price of $61.5 million and arranged for time charters for these vessels at rates ranging from $16,500 to $18,500 per day;

    - entered into commercial loans of approximately $185 million to finance these acquisitions;

    - neared completion of our previous newbuilding plan of approximately
      $128.8 million by taking delivery of two Panamax tankers during the first quarter of 2002, with delivery of two additional Panamax tankers scheduled for the second quarter of 2002 and arranged time charters for all of these vessels at rates ranging from $17,500 to $18,500 per day;

    - entered into agreements to buy the two modern secondhand Handymax tankers to be initially operated in the spot market;

    - entered into agreements to buy the two newly-built Panamax tankers with five-year time charters at the rate of $18,500 per day;

    - expanded our staff and successfully integrated our vessel acquisitions without compromising the quality of our operations;

    - reported record earnings for 2001, our seventh consecutive profitable year;

    - expanded our Board of Directors to add two additional independent directors; and

    - notwithstanding a severe decline in spot market tanker rates following the first quarter of 2001, we achieved higher rates in 2001 than in 2000 due to our policy of concentrating on time chartering of our vessels.

                              CORPORATE STRUCTURE

    We own each of our vessels through separate wholly-owned subsidiaries incorporated in Liberia or the British Virgin Islands. Stelmar Tankers (Management) Ltd., our wholly-owned subsidiary incorporated in Liberia, acts as technical manager for the fleet, providing services such as managing day-to-day vessel operations and supervising the crewing, supplying and drydocking of vessels. Stelmar Tankers (U.K.) Ltd., our wholly-owned subsidiary incorporated in the United Kingdom, provides commercial management services, including identifying suitable vessel charter opportunities, vessel acquisitions and sales.

    We are incorporated under the laws of the Republic of Liberia. We maintain our principal executive offices at Status Center, 2A Areos Street, Vouliagmeni GR 16671, Athens, Greece. Our telephone number at that address is 011-301-0967-0001.

                                  THE OFFERING

    The share information contained below excludes the 331,500 shares reserved for issuance of options, and assumes the underwriters' over-allotment is not exercised.

Common Stock offered by us................  4,300,000 shares

Common stock to be outstanding immediately
  after this offering.....................  16,174,750 shares

Use of proceeds...........................  We expect to use the net proceeds of this offering primarily to fund a portion of the purchase price for
                                            the two modern secondhand Handymax tankers and two
                                            newly-built Panamax tankers that we have agreed to
                                            purchase. We may use any balance of the proceeds to fund
                                            the initial down payments for three additional Panamax
                                            tankers that we are negotiating to have constructed, and
                                            for general corporate purposes, including the
                                            acquisition of additional vessels. The total purchase
                                            price for the four tankers that we have already agreed
                                            to purchase is $123.1 million. In addition, we expect to
                                            fund the remaining balances due on those purchases with
                                            approximately $80 million in bank loans that we intend
                                            to negotiate. See "Use of Proceeds."

NYSE Stock Exchange listing...............  Our common stock is listed on the New York Stock
                                            Exchange under the symbol "SJH."

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT IN OUR COMMON STOCK. SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR STOCK. ANY OF THE RISK FACTORS COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS AND THE TRADING PRICE OF OUR STOCK.

INDUSTRY SPECIFIC RISK FACTORS

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE CHANGES IN CHARTER RATES AND VESSEL VALUES WHICH MAY ADVERSELY AFFECT OUR EARNINGS

    If the tanker market, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

    The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

    - demand for oil and oil products;

    - global and regional economic conditions;

    - the distance oil and oil products are to be moved by sea; and

    - changes in seaborne and other transportation patterns.

    The factors that influence the supply of tanker capacity include:

    - the number of newbuilding deliveries;

    - the scrapping rate of older vessels; and

    - the number of vessels that are out of service.

IF WE VIOLATE ENVIRONMENTAL LAWS OR REGULATIONS, THE RESULTING LIABILITY MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION

    Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

    For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

    The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

    U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have initiated similar phase-out periods and the European Commission has approved a timetable for a general ban on single-hull oil tankers. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. One of our vessels will be prohibited from trading in U.S. waters on January 1, 2010, and eight of our vessels will be prohibited from trading in U.S. waters on January 1, 2015.

    These requirements can affect the resale value or useful lives of our vessels. We believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

BECAUSE THE MARKET VALUE OF OUR VESSELS MAY FLUCTUATE SIGNIFICANTLY, WE MAY INCUR LOSSES WHEN WE SELL VESSELS WHICH MAY ADVERSELY AFFECT OUR EARNINGS

    The fair market value of tankers may increase and decrease depending on the following factors:

    - general economic and market conditions affecting the tanker industry;

    - competition from other shipping companies;

    - types and sizes of vessels;

    - other modes of transportation;

    - cost of newbuildings;

    - governmental or other regulations;

    - prevailing level of charter rates; and

    - technological advances.

    When each of our tankers reach 15 years of age we consider carefully the future ownership life of these vessels. Factors considered are the condition and future tradability of the vessels as well as the capital investment needed to continue to operate and maintain the vessels to the highest industry standards. After taking theses factors into account, we did not sell the only three of our tankers that reached 15 years of age over the past year. An additional eight tankers in our current fleet will reach 15 years of age in the next three years. If for any reason we sell tankers at a time when tanker prices have fallen, the sale price may be less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

COMPANY SPECIFIC RISK FACTORS

A DECLINE IN THE MARKET VALUE OF OUR VESSELS COULD LEAD TO A DEFAULT UNDER OUR LOAN AGREEMENTS AND THE LOSS OF OUR VESSELS

    Market values of our tankers have generally declined during the past year. If the market value of our fleet, calculated on a charter-free basis, declines below stated levels, we may not be able to refinance our debt or obtain future financing. Also, declining vessel values could cause us to breach some of the covenants under our financing agreements. If we are unable to pledge additional collateral, or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our fleet.

SERVICING OUR DEBT LIMITS FUNDS AVAILABLE FOR OTHER PURPOSES AND IF WE CANNOT SERVICE OUR DEBT, WE MAY LOSE OUR TANKERS

    We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. As of March 31, 2002, we had total indebtedness of $411.7 million and a percentage of indebtedness in relation to total capitalization of 65.4%. Following the completion of this offering, the delivery of our two Panamax tankers currently under construction and our application of a portion of the proceeds along with secured loans to fund the acquisition of the two modern secondhand Handymax tankers and the two newly-built Panamax tankers that we have agreed to purchase for a total of $123.1 million, we expect to have total indebtedness of $524.5 million, and a percentage of indebtedness in relation to total capitalization of 65.7%. As we expand our fleet, we will need to incur additional indebtedness. Our inability to service our debt could lead to acceleration of our debt and the foreclosure of our fleet.

OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS WHICH MAY LIMIT OUR LIQUIDITY AND CORPORATE ACTIVITIES AND PREVENT PROPER SERVICE OF DEBT, WHICH COULD RESULT IN THE LOSS OF OUR TANKERS

    Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

    - incur additional indebtedness;

    - create liens on our assets;

    - sell capital stock of our subsidiaries;

    - make investments;

    - engage in mergers or acquisitions;

    - pay dividends and make capital expenditures;

    - change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

    - sell our vessels.

    Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. If we cannot obtain the necessary permission or waivers from our lenders, we may be prohibited from taking actions that are in our best interest.

OUR EARNINGS MAY BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY EMPLOY OUR TANKERS ON LONG-TERM TIME CHARTERS OR USE THEM PROFITABLY ON THE SPOT MARKET

    We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. Twenty-three of the 27 tankers in our current fleet, including the two under construction, are contractually committed to time charters, with the remaining terms of these charters ranging from three months to five years. The two additional modern secondhand Handymax tankers and the two newly-built Panamax tankers that we have agreed to purchase and seven of the tankers in our total fleet will be completing their current time charters during 2002 and will be available either for entry into new time charters or for trading in the spot market during the balance of 2002. The spot market for tankers has deteriorated markedly since the first quarter of 2001. If such deterioration continues or the market does not improve, that could substantially adversely affect our earnings as vessels complete their current time charters. Currently, four of our tankers are trading on the spot market. If we cannot recharter our vessels successfully on long-term time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. In addition, although our time charters provide steady streams of revenue, our tankers committed to time charters may not be available for spot voyages during an eventual upswing in the tanker industry cycle, when spot voyages might be more profitable.

IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET, WE MAY NOT BE ABLE TO COMPETE FOR CHARTERS WITH NEW ENTRANTS OR ESTABLISHED COMPANIES WITH GREATER RESOURCES

    We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets.

WE DEPEND UPON A FEW SIGNIFICANT CUSTOMERS FOR A LARGE PART OF OUR REVENUES. THE LOSS OF ONE OR MORE OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

    We have historically derived a significant part of our revenue from a small number of charterers. During 2001, approximately 45.9% of our revenue derived from three charterers and in 2000, approximately 58% of our revenue for our fleet derived from four charterers. Nine of the tankers in our current fleet operate under time charters with Vitol, which provided 18.5% of our revenues in 2001, Adam Maritime Corporation, a subsidiary of Glencore International AG, which provided 14.6%, and SK Shipping of South Korea, which provided 12.8%. The occurrence of any problems with these charterers may adversely affect our revenues.

AS WE EXPAND OUR BUSINESS, WE WILL NEED TO HIRE MORE SEAFARERS AND SHORESIDE PERSONNEL; IF WE CANNOT RECRUIT SUITABLE EMPLOYEES, WE MAY NOT HAVE ENOUGH PERSONNEL TO CONDUCT OUR OPERATIONS

    As we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. Our crewing agent supplies our senior officers and crewmen, all of whom are from the Philippines. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees. If our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels and our operations may be adversely affected.

IF WE FAIL TO MANAGE OUR PLANNED GROWTH PROPERLY, WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR MARKET SHARE

    In 2001, we more than doubled the number of vessels in our fleet. Our fleet expansion will continue with the purchase of the two additional modern secondhand Handymax tankers and the two newly-built Panamax tankers upon their delivery from the shipyards. In addition to depending on our ability to procure funding, our growth will also depend on our ability to:

    - identify and consummate acquisitions or joint ventures;

    - integrate any acquired business successfully with our existing operations;

    - identify new markets;

    - manage expansion; and

    - obtain required financing.

    Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to execute the points noted above, our financial condition may be adversely affected.

WE MAY USE THE PROCEEDS OF THE OFFERING FOR GENERAL CORPORATE PURPOSES THAT YOU MAY NOT AGREE WITH IF WE CANNOT COMPLETE THE PURCHASE OF THE TWO MODERN SECONDHAND HANDYMAX TANKERS AND TWO NEWLY-BUILT PANAMAX TANKERS

    Although we have agreed to purchase the two modern secondhand Handymax tankers and the two newly-built Panamax tankers on their delivery from the shipyard, and intend to place newbuilding orders for three Panamax tankers with the net proceeds from this offering, the purchases may not be consummated due to, among other things, a seller's inability to deliver the vessels or our inability to obtain debt financing. If we do not purchase some or all of these tankers, our management will have the discretion to apply the net proceeds of this offering for general corporate purposes that may not be consistent with the purchase of additional tankers.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT PERSONNEL AND OTHER EMPLOYEES IN THE TANKER INDUSTRY, WHICH MAY NEGATIVELY AFFECT THE EFFECTIVENESS OF OUR MANAGEMENT AND OUR RESULTS OF OPERATIONS

    Our success depends to a significant extent upon the abilities and efforts of our management team. Most of our senior executives have each been with us for over seven years and have significant industry experience. We do not currently have long term employment contracts with any of our senior executives, including Peter Goodfellow, our Chief Executive Officer, Stamatis Molaris, our Chief Financial Officer, Bruce Ogilvy, our Marketing Director, Kostas Manoudakis, our Technical Director, and George Dienis, our Operations Director. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

BECAUSE MOST OF OUR EMPLOYEES ARE COVERED BY INDUSTRY-WIDE COLLECTIVE BARGAINING AGREEMENTS, FAILURE OF INDUSTRY GROUPS TO RENEW THOSE AGREEMENTS MAY DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR EARNINGS

    We employ approximately 700 seafarers and 46 land-based employees in the Athens and London offices. The employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

OUR VESSELS MAY SUFFER DAMAGE AND WE MAY FACE UNEXPECTED DRYDOCKING COSTS WHICH COULD AFFECT OUR CASH FLOW AND FINANCIAL CONDITION

    If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

PURCHASING AND OPERATING SECONDHAND VESSELS MAY RESULT IN INCREASED OPERATING COSTS WHICH COULD ADVERSELY AFFECT OUR EARNINGS

    We have vessels constructed for us directly by builders and also purchase secondhand vessels from other owners. We plan to use a portion of the net proceeds of this offering to fund a portion of the purchase price for the two modern secondhand Handymax tankers. Our current business strategy includes additional growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

    In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2001, our fleet included 11 vessels more than 10 years of age. The two Handymax tankers that we have agreed to purchase were built in 1998. We are taking delivery of both of the newly-built Panamax tankers directly from the shipyard. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

    Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our tankers profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their net carrying amount at that time.

DAMAGE TO OUR CURRENT CHAIRMAN'S REPUTATION MAY AFFECT THE PRICE OF OUR STOCK

    While our Chairman and significant shareholder, Stelios Haji-Ioannou, is not involved with our day-to-day management, our public image is very closely associated with him. Mr. Haji-Ioannou is involved with other businesses, some of which have a high public profile. If his personal or business reputation were to be damaged, even once he is not our Chairman or if the event does not involve us, that could have a material adverse effect on the market price of our stock. Mr. Haji-Ioannou has twice been acquitted of manslaughter charges in Italy relating to a maritime accident involving a different shipping company, but the prosecution has appealed the decision. A conviction could adversely affect our stock price. It was announced on October 11, 2001, that Mr. Haji-Ioannou will not stand for reelection to the Board of Directors at the 2002 annual meeting of shareholders and that Nicholas Hartley, our new Deputy Chairman, would be appointed Chairman if Mr. Hartley is reelected to the Board of Directors at the annual meeting pending subsequent approval by the Board of Directors.

RISKS INVOLVED WITH OPERATING OCEAN GOING VESSELS COULD AFFECT OUR BUSINESS AND REPUTATION, WHICH WOULD ADVERSELY AFFECT OUR REVENUES AND STOCK PRICE

    The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

    - marine disaster;

    - piracy;

    - environmental accidents;

    - cargo and property losses or damage; and

    - business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

    Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

WE MAY NOT HAVE ADEQUATE INSURANCE TO COMPENSATE US IF WE LOSE OUR TANKERS

    We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We do not carry insurance against loss of hire, which is business interruption coverage following a loss under our hull and machinery policy or other business interruption. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

MARITIME CLAIMANTS COULD ARREST OUR TANKERS, WHICH COULD INTERRUPT OUR CASH FLOW

    Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may be entitled to a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay a lot of money to have the arrest lifted.

    In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD OF WAR OR EMERGENCY, RESULTING IN LOSS OF EARNINGS

    A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

OUR OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO GLOBAL RISKS THAT MAY INTERFERE WITH THE OPERATION OF OUR VESSELS

    We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

EXISTING STOCKHOLDERS, WHO WILL HOLD APPROXIMATELY 25.5% OF OUR COMMON STOCK AFTER THIS OFFERING, CAN EXERT CONSIDERABLE CONTROL OVER US, WHICH MAY LIMIT YOUR ABILITY TO INFLUENCE OUR ACTIONS

    Our chairman, Stelios Haji-Ioannou, his brother, Polys Haji-Ioannou, and his sister, Clelia Haji-Ioannou, own, directly or indirectly, approximately 35% of the outstanding shares of common stock. After the offering, these stockholders will continue to own, directly or indirectly, at least 25.5% of our outstanding shares of common stock. While they have no agreement, arrangement or understanding relating to the voting of their shares of common stock following the completion of the offering, they will have the power to elect all of the members of the board of directors and to control the vote on substantially all other matters, including significant corporate actions, without the approval of other stockholders, including you.

TERRORIST ATTACKS, SUCH AS THE SEPTEMBER 11 TERRORIST ATTACKS, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE FINANCIAL MARKETS AND OUR BUSINESS, RESULTS OF OPERATION AND FINANCIAL CONDITION

    As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the prices of securities. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all to finance our acquisitions, capital expenditures or our working capital.

    Terrorist attacks may negatively affect our operations and financial condition. There can be no assurance that there will not be terrorist attacks or armed conflicts that may directly impact our vessels or our customers, clients or partners. Terrorist attacks could result in the increased volatility of the U.S. and world financial markets and economies. They could result in an economic recession in the U.S. or world financial markets. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

WE MAY HAVE TO PAY TAX ON UNITED STATES SOURCE INCOME, WHICH WOULD REDUCE OUR EARNINGS

    Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of its gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we have and will continue to take this position for U.S. tax return reporting purposes. However, there are several risks that could cause us to become taxed on our U.S. source income. Our chairman, Stelios Haji-Ioannou, and his brother and sister have combined holdings of approximately 35% of our outstanding stock. There is a risk that we could no longer qualify under the statutory tax exemption if these individuals or other shareholders with a five percent or greater interest were to combine to own 50% or more of our outstanding shares of common stock. In addition, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

    If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income these companies derive during the year from United States sources. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

IF U.S. TAX AUTHORITIES WERE TO TREAT US AS A "PASSIVE FOREIGN INVESTMENT COMPANY," THAT COULD HAVE ADVERSE CONSEQUENCES ON U.S. HOLDERS

    A foreign corporation will be treated as a "passive foreign investment company" for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income", or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those holders of a passive foreign investment company who are citizens or residents of the United States or domestic entities would be subject to a special adverse U.S. Federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company.

    Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly-owned subsidiaries, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

BECAUSE WE GENERATE ALL OF OUR REVENUES IN U.S. DOLLARS BUT INCUR A SIGNIFICANT PORTION OF OUR EXPENSES IN OTHER CURRENCIES, EXCHANGE RATE FLUCTUATIONS COULD HURT OUR RESULTS OF OPERATIONS

    We generate all of our revenues in U.S. dollars but incur approximately 20% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We do not hedge these risks. Our operations could suffer as a result.

INTEREST RATE FLUCTUATIONS MAY SIGNIFICANTLY AFFECT OUR LOAN PAYMENTS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

    At December 31, 2001, a significant portion of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2001, we have interest rate cap and swap agreements expiring between 2005 and 2006 for approximately 28% of the then outstanding principal amounts of our loans that may mitigate some of this exposure.

BECAUSE WE ARE A FOREIGN CORPORATION, YOU MAY NOT HAVE THE SAME RIGHTS THAT A SHAREHOLDER IN A U.S. CORPORATION MAY HAVE

    We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

OFFERING SPECIFIC RISKS

THERE MAY BE NO ACTIVE PUBLIC MARKET FOR YOU TO RESELL SHARES OF OUR COMMON
STOCK

    The price of our common stock after the offering may be volatile, and may fluctuate due to factors such as:

    - actual or anticipated fluctuations in quarterly and annual results;

    - mergers and strategic alliances in the tanker industry;

    - market conditions in the industry;

    - changes in government regulation;

    - fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

    - shortfalls in our operating results from levels forecast by securities analysts;

    - announcements concerning us or our competitors; and

    - the general state of the securities market.

    The oil tanker industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

OUR ACCESS TO THE CAPITAL MARKETS COULD BE IMPAIRED DUE TO CHARGES AGAINST OUR INDEPENDENT AUDITOR

    Our independent auditor, Arthur Andersen, has informed us that on March 14, 2002 it was indicted on federal obstruction of justice charges arising from the government's investigation of Enron. Arthur Andersen has indicated that it intends to contend vigorously the indictment. Our Audit Committee has been carefully monitoring the situation. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent, certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services. In such a case, we would promptly seek to engage new independent auditors or take such other actions as may be necessary to enable us to maintain access to the capital markets and timely financial reporting.

                           FORWARD LOOKING STATEMENTS

    Matters discussed in this prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

    We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.

    This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

    All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

    - future operating or financial results;

    - statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

    - statements about tanker market trends, including charter rates and factors affecting supply and demand;

    - our ability to obtain additional financing;

    - expectations regarding the availability of tanker acquisitions; and

    - anticipated developments with respect to pending litigation.

    When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                          PRICE RANGE OF COMMON STOCK

    Our shares of common stock have been quoted on the New York Stock Exchange under the symbol "SJH" since March 6, 2001. The following table sets forth, for the periods indicated, the high and low closing prices of our shares of common stock, as reported on the New York Stock Exchange.

                                                                HIGH       LOW
                                                              --------   --------
2002:
  First Quarter.............................................   $16.72     $13.89

2001:
  Full Year (March 6 through December 31)...................   $21.75     $11.50

MOST RECENT SIX MONTHS:
  March 2002................................................   $16.72     $15.55
  February 2002.............................................   $15.97     $13.89
  January 2002..............................................   $16.50     $15.31
  December 2001.............................................   $16.25     $12.96
  November 2001.............................................   $13.22     $12.10
  October 2001..............................................   $15.10     $12.85

    On April 16, 2002, the last reported sale price of our shares of common stock on the New York Stock Exchange was $14.55 per share.

                                USE OF PROCEEDS

    We estimate the net proceeds of this offering to be approximately
$56 million after deducting the underwriting discount and the estimated expenses related to the offering. We intend to use approximately $43.1 million of the net proceeds to fund a portion of the $123.1 million purchase price for the two modern secondhand Handymax tankers and the two newly-built Panamax tankers that we have agreed to purchase. We intend to incur bank debt in the amount of approximately $80 million to fund the remainder of the purchase price. We have not yet negotiated the terms of any bank debt. We may use any balance of the proceeds to fund the initial down payments for three additional Panamax tankers that we are negotiating to have constructed, and for general corporate purposes, including the acquisition of additional vessels. We will not escrow the proceeds from this offering. If we do not purchase the vessels, we will have the discretion to apply the proceeds toward general corporate purposes, including capital expenditures, repayment of indebtedness, working capital, acquisitions and other purposes.

    The vessels that we have agreed to buy are as follows:

TYPE                                        YEAR BUILT     DWT      HULL TYPE   EXPECTED DELIVERY
----                                        ----------   --------   ---------   -----------------
VESSELS IN CONTRACT
Handymax..................................     1998       47,000    DH               2Q-2002
Handymax..................................     1998       47,000    DH               2Q-2002
Panamax...................................     2002       69,697    DH               2Q-2002
Panamax...................................     2002       69,697    DH               2Q-2002

                                DIVIDEND POLICY

    We currently intend to retain any earnings for the future operation and growth of our business. Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors. In addition, since we are a holding company with no material assets and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributions to us of their earnings and cash flow. Some of our loan agreements currently limit our subsidiaries' ability to make distributions to us and prohibit us from paying more than 50% of our consolidated annual net income as dividends.

                                 CAPITALIZATION

    Pro forma figures assume the delivery of our two Panamax newbuilding tankers scheduled for delivery during the second quarter of 2002 and the related incurrence of debt in the amount of $32.8 million. As adjusted figures assume the application of the net proceeds of the offering and related incurrence of long-term debt in the amount of approximately $80 million to acquire two Handymax tankers and two Panamax tankers at a total price of $123.1 million. The as adjusted figures assume use of cash in the amount of $3.6 million and related incurrence of indebtedness in the amount of $5.2 million to fund a pre-delivery installment of $8.8 million. The as adjusted figures do not include additional indebtedness of $52.7 million we may incur over time to finance the construction of the three Panamax newbuildings that we are currently negotiating or any indebtedness that we would incur to purchase additional tankers. All of our debt is secured, and we and our subsidiaries have provided guarantees for the loans.

                                                                      AT MARCH 31, 2002
                                                                         (UNAUDITED)
                                                              ----------------------------------
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $ 17,326   $ 11,326      $ 20,615
                                                              ========   ========      ========
Debt:

  Current portion of long term debt.........................    42,957     42,957        42,957

  Total long term debt, net of current portion..............   368,785    401,535       486,735
                                                              --------   --------      --------

  Total debt................................................   411,742    444,492       529,692

Stockholders' equity:

  Preferred stock, $.01 par value; 20 million shares
    authorized; no shares issued and outstanding............        --         --            --

  Common stock, $.02 par value; 25 million shares
    authorized; 11,874,750 shares issued and outstanding....       237        237           323

  Additional paid-in capital................................   150,174    150,174       206,077

  Comprehensive income (loss)...............................    (2,494)    (2,494)       (2,494)

  Retained earnings.........................................    69,631     69,631        69,631
                                                              --------   --------      --------

Total stockholders' equity..................................   217,548    217,548       273,537
                                                              --------   --------      --------

Total capitalization........................................  $629,290   $662,040      $803,229
                                                              ========   ========      ========

                                    DILUTION

    At December 31, 2001, we had net tangible book value of $209.4 million, or $17.64 per share. After giving effect to the sale of the 4,300,000 shares of common stock that we are offering at the offering price of $14.00 per share, and assuming that the underwriters' over-allotment option is not exercised, the pro forma net tangible book value at December 31, 2001, would have been $265.4 million or $16.41 per share. This represents an immediate dilution in net tangible book value of $1.23 per share to existing stockholders and an immediate appreciation of net tangible book value of $2.41 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at December 31, 2001:

Public offering price per share.............................              $14.00
                                                                          ------
Net tangible book value per share as of December 31, 2001...   $17.64
                                                               ------
Dilution per share attributable to existing shareholders....    (1.23)
                                                               ------
Pro forma net tangible book value per share after giving
  effect to this offering...................................              $16.41
                                                                          ------
Appreciation (Dilution) per share to new investors..........              $ 2.41
                                                                          ======

    Net tangible book value per share of common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Appreciation per share to new investors would be $2.29 if the underwriters exercise in full their over-allotment option.

    The following table summarizes, on a pro forma basis at December 31, 2001, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon the offering price of $14.00 per share. The computations exclude 331,500 shares of common stock reserved for issuance on exercise of outstanding options.

                                       PRO FORMA SHARES
                                          OUTSTANDING          TOTAL CONSIDERATION
                                     ---------------------   -----------------------   AVERAGE PRICE
                                       NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                     ----------   --------   ------------   --------   -------------
Existing stockholders..............  11,874,750       73%    $209,448,000       78%       $17.64
New investors......................   4,300,000       27%    $ 60,200,000       22%       $14.00
                                                                                          ------
Total..............................  16,174,750    100.0%    $269,648,000    100.0%
                                     ==========   =======    ============   =======

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following selected consolidated financial and other data summarize our historical consolidated financial information. The information as of and for each of the five years ended December 31, 2001 was derived from our audited consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
    (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE, PER DAY AND FLEET DATA)

                                                                        AUDITED
                                                                YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------
                                               1997         1998         1999         2000         2001
                                            ----------   ----------   ----------   ----------   -----------
STATEMENT OF INCOME DATA:
Revenue from vessels......................  $   33,678   $   56,783   $   68,539   $   68,575   $   111,198
Revenue from vessels, net.................      32,683       55,255       66,790       66,704       108,647
Voyage expenses...........................       3,928        3,106        5,194        5,450         8,743
Vessel operating expenses (1).............       8,398       12,126       15,188       14,959        23,093
Depreciation (2)..........................       6,417       12,089       15,425       15,441        21,755
Amortized deferred drydocking and
  establishment costs (3).................         455          867          754        1,116           960
General and administrative expenses.......       2,126        2,490        2,939        2,876         4,583
Impairment loss (4).......................           0            0        6,500            0             0
Operating income..........................      11,359       24,577       20,790       26,862        49,513
Interest and finance costs, net...........       6,308       11,937       13,025       15,428        15,534
                                            ----------   ----------   ----------   ----------   -----------
Net income................................  $    5,147   $   12,414   $    7,794   $   11,235   $    34,013
                                            ==========   ==========   ==========   ==========   ===========
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.................  $   10,456   $   13,331   $   14,741   $   26,464   $    34,417
Total assets..............................     197,048      293,785      317,825      299,215       592,183
Long term debt, including current
  portion.................................     149,558      215,720      231,181      200,792       367,194
Total stockholders equity.................      41,390       70,755       78,415       89,566       209,448

OTHER FINANCIAL DATA:
EBITDA (5)................................  $   18,231   $   37,533   $   43,483   $   43,434   $    72,307
Net cash provided by operating
  activities..............................      13,049       27,549       25,033       30,529        50,233
Net cash from (used in) investing
  activities..............................     (88,057)    (106,877)     (38,833)      11,872      (295,462)
Net cash from (used in) financing
  activities..............................      76,532       82,203       15,210      (30,678)      253,182

FLEET DATA:
Average number of vessels.................         5.8          9.6         11.8         12.0          17.6
Number of vessels (at end of period)......         8.0         11.0         12.0         11.0          22.0
Average age of fleet, excluding
  newbuildings (in years) (6).............         7.8          6.6          6.6          6.9           8.1

Total operating days (7)..................       2,001        3,419        4,224        4,282         6,110
Total available ship days (8).............       2,111        3,501        4,324        4,370         6,418
Average daily revenue earned (8)..........  $   13,622   $   14,895   $   14,245   $   14,017   $    15,566
TCE per vessel per day (9)................      14,868       15,700       14,995       14,743        16,769

Vessel operating expenses per ship per day
  (1).....................................  $    3,978   $    3,464   $    3,512   $    3,423   $     3,598
Vessel overhead burden per ship per day
  (10)....................................       1,007          711          680          658           714
Operating cash flow per ship per day
  (11)....................................       8,636       10,721       10,056        9,939        11,266

PER SHARE DATA:
Earnings per share, basic (4).............  $     1.37   $     3.31   $     2.08   $     2.94   $      3.31
Earnings per share, fully diluted.........        1.37         3.31         2.08         2.94          3.29
Weighted average number of shares,
  basic...................................   3,750,000    3,750,000    3,750,205    3,824,750    10,290,028
Weighted average number of shares, fully
  diluted.................................   3,750,000    3,750,000    3,750,205    3,824,750    10,353,810
Dividends per share.......................           0            0            0            0             0

                                                      SEE FOOTNOTES ON NEXT PAGE

(1) Vessel operating expenses are costs that vessel owners typically bear, including crew wages, vessel supplies, insurance, tonnage taxes, routine repairs and maintenance, including continuous special survey costs and other direct operating costs.

(2) We compute depreciation using the straight-line method over the estimated useful life of the asset to its estimated scrap value. In the case of vessels, we estimate a useful life of 25 years from the date of its delivery from the builder.

(3) We defer costs associated with periodic drydockings and amortize them over the period to the next scheduled drydocking, usually two and one-half years. We amortize establishment costs over five years.

(4) We recognized impairment in the carrying amount of one of our vessels in 1999. This was a non-recurring charge. The effect of the impairment was to reduce our earnings per share by $1.66.

(5) We define EBITDA as operating income plus income taxes and non-cash charges, including depreciation, amortization and provision for impairment. EBITDA reflects cash available to meet our debt service, capital expenditures, drydocking costs and other non-operating cash needs. You should not consider only EBITDA or think of it as a substitute for net income (loss), cash flows from operations or other measures of liquidity determined in accordance with Generally Accepted Accounting Principles, or GAAP. GAAP does not recognize EBITDA. Not all companies calculate EBITDA in the same way. We believe, however, that EBITDA is relevant because some investors may use it to analyze our operating performance and ability to service our debt.

(6) We define the average age of our fleet as the result of the age of each vessel in each year from its delivery from the builder, weighted by the vessel's dwt in proportion to the total dwt of the fleet for each respective year.

(7) Total operating days is the total number of days in a given period that we own vessels less the total number of off-hire days. We define off-hire days as days spent on repairs, drydockings and special surveys, vessel upgrades, initial positioning after our purchase of the vessel and awaiting employment.

(8) We define average daily revenue earned as total revenues less commissions and voyage costs divided by the total number of available ship days. Voyage costs include cost of fuel, port charges and canal charges. We calculate total available ship days on the basis of a 365 day fiscal year multiplied by the average number of vessels in the fleet for that year.

(9) The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

(10) We calculate vessel overhead burden per ship per day as the result of general and administrative expenses divided by the total number of available ship days.

(11) Operating cash flow per ship per day represents EBITDA divided by total available ship days. GAAP does not require operating cash flow. You should not consider operating cash flow as an alternative to net income or any other indicator of our performance required by GAAP.

(12) We decided to reverse split our shares in January 2001. In this reverse split, our shareholders exchanged two shares for one share, and we reduced our number of outstanding shares by 50%. All per share numbers reflect that reverse split retroactively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 27 vessels including two Panamax tanker newbuildings under construction in South Korea which are scheduled to be delivered during the second quarter of 2002. The total cargo carrying capacity of the current fleet is approximately 1.5 million dwt.

    The net proceeds of our initial public offering (including the over-allotment), approximately $89 million, were primarily used to fund the equity portion of the acquisition of 10 Handymax tankers from Osprey Maritime Limited and the acquisition of two newbuilding Handymax tankers. The total cost of the acquisitions was approximately $278 million.

    During the year ended December 31, 2001, approximately 75% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 80% during the previous year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the years ended December 31, 2001 and 2000 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

    The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. The bulk of the acquired fleet from Osprey Maritime Limited will trade under time charters. In 2001, we took delivery of one newly-built Handymax tanker which was also placed on an 18-month time charter. During the first quarter of 2002, we took delivery of an additional newly-built Handymax tanker which was placed on an 18-month time charter. More specifically, 77% and 43% of the fleet's capacity in terms of operating days for 2002 and 2003, respectively, are covered by time charters. In line with our strategy of employing our tankers on a time charter basis, we intend to employ the two additional modern secondhand Handymax tankers that we have agreed to acquire, on a time charter basis as market conditions permit. We have five-year time charters for the two newly-built Panamax tankers we have agreed to purchase on their delivery from the shipyard, also scheduled for the second quarter of 2002. As with the additional Handymax tankers, we will attempt to place under time charter, as market conditions permit, the three additional Panamax newbuildings that we may have constructed.

    The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the third quarter of 2001, tanker charter rates declined from the peak reached during the first quarter of that year, mainly as a result of the OPEC production cuts announced in January, March and September 2001 as well as fewer imports into the United States. Notwithstanding the general market decline, the charter rates we achieved during 2001 were significantly better than those of the previous year.

RECENT DEVELOPMENTS

    AGREEMENTS TO PURCHASE TWO MODERN SECONDHAND HANDYMAX TANKERS AND TWO NEWLY-BUILT PANAMAX TANKERS

    We have contracted with two separate sellers to purchase a total of two modern secondhand Handymax tankers and two newly-built Panamax tankers on their delivery from the shipyard at a total price of $123.1 million, to be funded by a portion of the net proceeds of this offering and approximately $80 million in long-term secured financing that we will need to negotiate. Each of the

Handymax product tankers has a cargo carrying capacity of approximately 47,000 dwt and was built in 1998. Each of the newly-built Panamax tankers has a cargo carrying capacity of 69,697 dwt. Delivery of these tankers from the shipyard is scheduled for May and June 2002, respectively.

    During the first quarter of 2002, we took delivery of two newly-built Panamax tankers that were placed on two-year time charters, and we expect delivery of the additional two Panamax newbuildings during the second quarter of 2002. These Panamax newbuildings have also been placed on two-year time charters that will commence on their delivery from the shipyard.

    INTEREST RATE SWAPS

    On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate, or LIBOR, of 7%. For this coverage the Company collected in 1999 an amount of $347,000, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.

    On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates of December 11, 2000 and the third with an effective date of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88%, respectively.

    On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.77%, respectively.

    The remaining nominal amount of all these interest rate swap agreements as of December 31, 2001 was $86.7 million. The annual amounts to mature over the next five years are as follows:

    - 2002--$8.4 million

    - 2003--$8.4 million

    - 2004--$18.4 million

    - 2005--$42.2 million

    - 2006--$9.3 million

CRITICAL ACCOUNTING POLICIES

    IMPAIRMENT

    The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," which requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

    In 1999, our review of the vessels' carrying amounts in connection with their expected recoverable amounts and the estimated undiscounted cash flows from future operations indicated that the carrying amount of the LOUCAS exceeded its expected recoverable amount. Accordingly, we decided to recognize an impairment loss of $6,500, based upon a calculation of discounted expected cash flows, which was separately reflected in the 1999 consolidated statement of income. In December 2000, the LOUCAS was sold for $12,900 and we realized a gain of $32, which has separately been reflected in the 2000 consolidated statement of income. Estimates of cash flows from future operations is made based upon management's expectations of future market conditions over the life of the various ships. For the years ended December 31, 2000 and 2001 no impairment loss was recognized.

    ACCOUNTING FOR DRY DOCKING

    Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

    Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life, which is 25 years.

    ACCOUNTING FOR REVENUE AND EXPENSES

    Freight and hire revenue and related voyage expenses, as well as applicable address and brokerage commissions, are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

    We reviewed the criteria set forth in Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, issued in November 1999, by the United States Securities and Exchange Commission ("SEC"), which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue and believe our policy for revenue recognition to be in accordance with SAB 101.

    ACCOUNTING FOR P&I BACK CALLS

    The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

    P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated.

RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

    The Company recorded net income of $34.0 million, or $3.31 per share, basic, in the year ended December 31, 2001, compared to net income of $11.2 million, or $2.94 per share, basic, in the year ended December 31, 2000. The results for the current year reflect an improvement in tanker charter rates and the expansion of the fleet.

    NET REVENUE. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased 62.4% to $102.5 million in the current year as compared to $63.1 million last year. This increase is mainly due to the expansion of the fleet as well as to the increase of almost 13.8% in the Company's average TCE rate in the current year to $16,769 from $14,743 in the last year, notwithstanding the decrease in the fleet's utilization to 95.2% in 2001 from 98.0% in 2000.

    In particular, the average TCE rate of the Company's Handymax fleet in the current year increased 29.9% to $16,506 from $12,705 in 2000. The Handymax fleet experienced 160 off-hire days during 2001 mainly due to the scheduled drydockings, as compared to 58 days in 2000. The Handymax fleet accounted for 65.2% of the Company's net revenue during the current year as opposed to 35.5% during the previous year. The net revenue generated under time charters accounted for 62.0% of the Handymax fleet's net revenue during the year as compared to 74.7% in 2000. At December 31, 2001, eleven of the Company's Handymax tankers were operating under time charters.

    In particular, the average TCE rate of the Company's Panamax fleet in the current year increased 34.3% to $16,930 from $12,603 in 2000. The Panamax fleet had 84 off-hire days in 2001 due to scheduled drydocking as compared to 13 days in 2000. The Panamax fleet accounted for 10.8% of the Company's net revenue during the current year as compared to 14.5% during the previous year. The entire net revenue of the Panamax fleet was generated from time charters during 2001 and 2000. At December 31, 2001, all of the Company's Panamax fleet was operating under time charters. These time charters will end at December 31, 2002 and January 31, 2003.

    In particular, the average TCE rate of the Company's Aframax fleet in the current year decreased 0.8% to $17,462 from $17,602 in 2000. The Aframax fleet had 65 off-hire days during the year, of which 45 days relate to a main engine incident involving the M/T Keymar, as compared to 17 days in 2000. The Aframax fleet accounted for 23.9% of the Company's net revenue during the current year as compared to 50.0% in the previous year. The entire net revenue of the Aframax fleet was generated under time charters during the current year as compared to 80.1% in the previous year. At December 31, 2001, all of the Company's Aframax fleet was operating under time charters.

    VESSEL OPERATING EXPENSES. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 54.4% to $23.1 million in the current year from $15.4 million in 2000, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 5.1% to $3,598 in the current year from $3,423 during the previous year.

    DEPRECIATION. The Company's depreciation expense increased 40.9% to $21.8 million in the current year as compared to $15.4 million in 2000. The increase was the result of the fleet expansion during the current year.

    AMORTIZATION OF DEFERRED AND DRY-DOCKING COSTS. The Company's amortization of deferred and dry-docking expenses was $1.0 million in the current year, which reflects a slight decrease when compared to $1.1 million in the previous year.

    GENERAL AND ADMINISTRATIVE EXPENSES. The Company's general and administrative expenses increased 59.4% to $4.6 million for the current year as compared to $2.9 million in the previous year. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. The overhead burden per ship per day increased 8.5% to $714 during 2001 from $658 during 2000.

    INTEREST EXPENSE, NET. The Company's interest expense increased 0.7% to $15.5 million in the current year as compared to $15.4 million from the previous year. Despite the increase in the average loan balances outstanding, resulting from our fleet expansion, the decrease of market interest rates during the last year has contributed to the decrease in interest expense.

    YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    The Company recorded net income of $11.2 million, or $2.94 per share, basic, in the year ended December 31, 2000, compared to net income of $7.8 million, or $2.08 per share, basic, in the year ended December 31, 1999.

    NET REVENUE. Revenues from vessels, net, or revenues from vessels less commissions, for the year ended December 31, 2000 decreased 0.1% to $66.7 million from $66.8 million for the year ended December 31, 1999, even though total available ship days increased by 1.1% to 4,370 in 2000 from 4,324 in 1999. During the fourth quarter of 1999, when market conditions were poor, five out of our twelve vessels were fixed on medium-term time charters that lasted between six and nine months. These medium-term time charters expired mostly during the second half of 2000, which prevented us from capitalizing on the significant rebound of tanker rates. Off-hire averaged 7.4 days per vessel in 2000 compared to 7.0 days per vessel in 1999. Management considers these rates to be within shipping industry standards.

    VOYAGE EXPENSES. Voyage expenses, comprised of port costs plus diesel oil, or bunkers, consumed during spot charters equaled $5.5 million or 7.9% of revenue from vessels in 2000, compared to $5.2 million or 7.6% of revenue from vessels in 1999. Under time charters, the charterer generally bears such costs. The number of operating days of vessels under spot charters during 2000 decreased by 31.6% to 828 days from 1,211 days in 1999, and voyage expenses increased by 4.9%, due primarily to much higher bunker prices.

    During 2000, the average net daily rate of revenues per vessel earned by our entire fleet equaled $14,017 per day, compared to $14,245 in 1999.

    The average rate earned by our Panamax tankers decreased by 14.1% to $12,193 per day in 2000 from $14,199 per day in 1999. The decreased rate resulted from lower time charter rates for both of our Panamax tankers in December 1999. These short term time charters were extended during the third quarter of 2000 until December 2002 at significantly higher rates.

    The average rate earned by our Aframax tankers increased by 2.6% to $16,887 per day in 2000 from $16,460 per day in 1999. The increase was due to higher rates achieved by one of our five Aframax tankers during 2000 due to better market conditions.

    In both 2000 and 1999, we employed all of our vessels on either time charter or spot voyage charters. The average remaining time charter periods decreased by
0.1 months to 20.3 months as of December 31, 2000, compared with 20.4 months as of December 31, 1999.

    VESSEL OPERATING EXPENSES. Vessel operating expenses decreased by 1.5%, despite the increase in operating days by 1.4%, to $15.0 million in 2000 from $15.2 million in 1999. Vessel operating expenses per vessel per day also decreased by 2.5% in 2000 to $3,423 from $3,512 in 1999, due primarily to better management of supply consumables on board and less unscheduled maintenance and repair work.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by 2.1% to $2.8 million in 2000 from $2.9 million in 1999. The decrease was primarily due to the strength of the U.S. dollar. Our overhead burden per ship per day decreased by 3.2% to $658 in 2000 from $680 in 1999.

    IMPAIRMENT LOSS. We did not incur any impairment loss during the year as none of the reasons which led us to write down the value of the M/T LOUCAS affected the rest of the fleet.

    AMORTIZATION OF DEFERRED CHARGES. Amortization of deferred charges increased by 48.0% to $1.1 million in 2000 from $0.8 million in 1999. The increase came from the drydocking of three vessels between July 1999 and June 2000. The amortization costs, based on a thirty month period from drydocking completion, of those three drydockings have mostly burdened 2000.

    INCOME BEFORE INTEREST AND TAXES. For the reasons stated above, income before interest and taxes increased 29.2% to $26.9 million in 2000 from $20.8 million in 1999.

    INTEREST AND FINANCE COSTS, NET. Interest and finance costs, net, increased 18.4% to $15.4 million in 2000 from $13.0 million in 1999. Our cost of borrowing increased by approximately 1.5% due to increases in U.S. dollar interest rates. In addition, during the first quarter of 1999 we realized a gain of approximately $0.6 million after the reversal of an interest rate swap instrument.

    NET INCOME. As a result of the foregoing, net income increased 44.1% to $11.2 million in 2000 from $7.8 million in 1999.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 2001, the Company's cash position increased to $34.4 million, from $26.5 million as of December 31, 2000.

    Net cash flow from operating activities increased to $50.2 million in the year ended December 31, 2001 from $30.5 million in the previous year, mainly reflecting the increase in TCE rates and the expansion of the fleet.

    During the year ended December 31, 2001, the Company incurred capital expenditures for vessel acquisitions and maintenance in the amount of $295.5 million. This capital expenditure included $46.5 million representing advances for the five newbuildings scheduled for delivery in the first half of 2002 and $248.7 million paid for the acquired fleet.

    The Company's scheduled debt repayments were $25 million as compared to $30.4 million in the previous year. The Company, during the year ended December 31, 2001, increased its borrowings by $191.4 million, representing $165.0 million to finance the delivery of the acquired fleet and $26.4 million for pre-delivery loans used to partially finance the advance installments paid to the shipyard.

    The Company expects to arrange with various banks for pre and post-delivery loans amounting to $85 million to partially finance the acquisition cost of the newbuilding Handymax and Panamax tankers for delivery in the second quarter of 2002.

    The Company's debt repayment obligations over the next ten years are as follows:

          REPAYMENT OBLIGATIONS EXCLUDING COMMITMENTS ARISING FROM THE NEWBUILDINGS SCHEDULED FOR DELIVERY DURING THE FIRST HALF OF 2002

YEAR                                                               AMOUNT
----                                                           ---------------
2002........................................................    $36.7 million

2003........................................................    $61.3 million

2004........................................................    $33.1 million

2005........................................................    $51.7 million

2006........................................................    $24.3 million

2007........................................................    $24.3 million

2008........................................................    $79.3 million

2009........................................................    $ 7.6 million

2010........................................................    $ 3.1 million

2011-2012...................................................    $19.2 million

         INCLUDING COMMITMENTS ARISING FROM THE NEWBUILDINGS SCHEDULED
                   FOR DELIVERY DURING THE FIRST HALF OF 2002

YEAR                                                               AMOUNT
----                                                           ---------------
2002........................................................    $40.3 million

2003........................................................    $68.6 million

2004........................................................    $40.4 million

2005........................................................    $59.0 million

2006........................................................    $31.6 million

2007........................................................    $31.6 million

2008........................................................    $86.5 million

2009........................................................    $14.9 million

2010........................................................    $18.7 million

2011-2012...................................................    $59.5 million

    These figures do not include any of the vessels that we have agreed to purchase.

    The 2003 repayments include balloon payments/maturities which the Company intends to refinance in 2003.

    As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

    The above tables do not include the long-term secured financing of approximately $80 million, which has not yet been arranged, that will partially fund the two modern secondhand Handymax tankers and the two newly-built Panamax tankers discussed under "Recent Developments."

EXPECTED ADDITIONAL CAPITAL COMMITMENTS

    We will incur additional capital commitments for the four Handymax and Panamax tankers that we have agreed to acquire and may incur capital commitments for the three Panamax tankers whose construction we are currently negotiating, and for other tanker acquisitions.

    We have agreed to buy two modern secondhand Handymax tankers and two newly-built Panamax tankers on their delivery from the shipyard for a total purchase price of $123.1 million. We expect to finance this amount with approximately $43.1 million from the net proceeds of this offering and approximately $80 million in commercial secured loans that we intend to negotiate. We have not yet received commitments for these loans.

    We are also negotiating with a shipyard in Korea to have three Panamax tankers constructed for a total price of approximately $87.8 million. In line with normal industry practice, we would expect to make installment payments on signing and during the course of construction and delivery of these vessels. We may use a part of the remaining net proceeds of this offering to fund the initial installments and to incur approximately $52.7 million in secured debt to finance the stage and delivery installments. We have not obtained commitments for this debt.

    In addition, we may acquire other secondhand or newbuilding tankers. Our policy is to finance between 60% and 70% of vessel purchases with secured debt.

    We believe that, based on current levels of operating performance and expected market conditions, our net cash provided by operating activities, together with the net proceeds of this offering and other available sources of funds will be adequate to make required payments of interest on our debt, to permit anticipated capital expenditures and to fund anticipated working capital requirements for the next year. We anticipate having significant liquidity requirements for vessels that we intend to purchase and anticipate utilizing the net proceeds from the common stock offering and secured borrowings to finance the purchase of these vessels.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

    INFLATION

    Inflation had a very moderate impact on vessel operating expenses, drydocking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

    INTEREST RATE FLUCTUATION

    The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005 and 2006 for approximately 28% of our outstanding indebtedness as of December 31, 2001.

    Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current year by approximately $2.6 million based upon our debt level at December 31, 2001. The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

                                                                     NET DIFFERENCE IN
                                                                  EARNINGS AND CASH FLOWS
YEAR                                              BASE INTEREST       PLUS 1% ON BASE
----                                              -------------   -----------------------
2002...........................................         5%                 $3.1 million

2003...........................................         5%                 $2.8 million

2004...........................................         5%                 $2.5 million

2005...........................................         5%                 $2.2 million

2006...........................................         5%                 $2.0 million

    FOREIGN EXCHANGE RATE FLUCTUATION

    The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro (formerly Greek drachmae) and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

    SEASONAL VARIATIONS

    We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

                                    BUSINESS

OUR FLEET

    We are Stelmar Shipping Ltd., an international tanker company. Our total fleet, including the four tankers that we have agreed to purchase, is as follows:

                                YEAR                    HULL      SISTER
            NAME                BUILT        DWT      TYPE(1)     SHIPS             CHARTER TYPE
----------------------------  ---------   ---------   --------   --------   ----------------------------
HANDYMAX
AMBERMAR....................    2002         35,700    DH        A          TC to Aug. 2003 (2)
PETROMAR....................    2001         35,768    DH        A          TC to Jan. 2003
NEW HANDYMAX (1)............    1998         47,000    DH        B          Spot Market
NEW HANDYMAX (2)............    1998         47,000    DH        B          Spot Market
RIMAR.......................    1998         45,999    DH        C          TC to Aug. 2002
LUXMAR......................    1998         45,999    DH        C          TC to Aug. 2003
LIMAR.......................    1996         46,170    DH        C          TC to Oct. 2004
ALMAR.......................    1996         46,162    DH        C          TC to Dec. 2006
NEDIMAR.....................    1996         46,821    DH        C          TC to Mar. 2003
FULMAR......................    1989         39,521    DS        D          TC to Jul. 2002
ERMAR.......................    1989         39,977    DS        F          TC to Dec. 2003
PRIMAR......................    1988         39,521    DS        D          TC to Nov. 2002
ALLENMAR....................    1988         41,570    DS                   TC to Jul. 2002
CAMAR.......................    1988         46,100    DH        E          TC to Sep. 2002
JAMAR.......................    1988         46,100    DH        E          Spot Market
PROMAR......................    1988         39,989    DS        F          Spot Market
CAPEMAR.....................    1987         37,615    DS                   Spot Market
CITY UNIVERSITY.............    1987         39,729    DS        G          Spot Market
COLMAR......................    1987         39,729    DS        G          TC to Nov. 2002
                                          ---------
SUBTOTAL DWT................                806,470
PANAMAX
NEW PANAMAX (1)*+...........    2002         69,697    DH        H          TC (5 yrs. from del.)
NEW PANAMAX (2)*+...........    2002         69,697    DH        H          TC (5 yrs. from del.)
RUBYMAR*+...................    2002         69,697    DH        H          TC (2 yrs. from del.)
ROSEMAR*+...................    2002         69,697    DH        H          TC (2 yrs. from del.)
PEARLMAR*...................    2002         69,697    DH        H          TC to Jan. 2004
JADEMAR*....................    2002         69,697    DH        H          TC to Mar. 2004
CLELIAMAR*..................    1993         68,623    DH        I          TC to Jan. 2003
POLYS*......................    1993         68,623    DH        I          TC to Dec. 2002
                                          ---------
SUBTOTAL DWT................                555,428
AFRAMAX
JACAMAR.....................    1999        104,024    DH        J          TC to Feb. 2006
TAKAMAR.....................    1998        104,000    DH        J          TC to Sep. 2005
KEYMAR*.....................    1993         95,822    DH                   TC to Oct. 2004
KLIOMAR*....................    1989         96,088    SH                   TC to Jan. 2003
                                          ---------
SUBTOTAL DWT................                399,934

TOTAL DWT...................              1,761,832
                                          ---------

AVERAGE AGE OF FLEET (3)......            6.5 years

------------------------
*   Tankers that can only carry dirty cargoes, namely crude oil.
+ Tankers currently under construction and scheduled for delivery in the second quarter of 2002.

(1) DH is a double-hulled vessel constructed with double sides and a double bottom; DS is a double-sided vessel constructed with double sides but not equipped with a double bottom; and SH is a single hull vessel that has neither double sides nor a double bottom.

(2) TC means time charter.

(3) Average age of fleet calculated on basis of dwt, including the newbuildings to be delivered in the second quarter of 2002.

GENERAL

    We are developing our fleet with a primary focus on:

    - Handymax tankers, which primarily transport refined petroleum products;
      and

    - Panamax tankers, which primarily transport crude oil.

    We presently own and operate our current fleet of 27 tankers with a total cargo carrying capacity of 1,528,438 dwt, which includes:

    - 17 Handymax tankers;

    - 6 Panamax tankers; and

    - 4 Aframax tankers.

    In addition, we have agreements with two separate sellers to acquire, during the second quarter of 2002 for a total purchase price of $123.1 million:

    - 2 modern secondhand Handymax tankers; and

    - 2 newly-built Panamax tankers on delivery from the shipyard.

    We are also negotiating with a South Korean shipyard for the construction of three additional Panamax tankers, all of which would be sister ships to four of the Panamax tankers in our current fleet and the two newly-built Panamax tankers that we have agreed to buy upon their delivery from that shipyard. We intend to purchase additional tankers depending on market conditions.

    We plan to use the net proceeds of this offering primarily to fund a portion of the purchase price for the two Handymax tankers and the two newly-built Panamax tankers that we have already agreed to buy. We intend to use any balance of the net proceeds to fund initial down payments on the three additional Panamax tankers that we are currently negotiating to have constructed by a South Korean shipyard. We intend to incur secured loans to fund the balance of the purchase price for these vessels. We have not yet negotiated the terms of these loans.

    We own one of the world's youngest and, due to the highly fragmented market, largest, Handymax and Panamax tanker fleets. We have consistently operated profitably since 1995, despite the highly cyclical nature of the tanker industry.

    Since our inception, we have pursued a program of growth through the purchase of newly constructed and modern secondhand small-to-medium-sized tankers, with an increasing recent focus on the smaller Handymax and Panamax tankers. Over the past three years, we have expanded the size and carrying capacity of our current fleet from 826,501 dwt to 1,528,438 dwt, and the average age of our current fleet by dwt as of March 31, 2002 was 7.3 years, as compared to approximately 13.0 years for the world tanker fleet. With the addition of the two Handymax tankers and two newly-built Panamax tankers that we have agreed to buy, the total cargo carrying capacity of our fleet will increase to 1,761,832 dwt and the average age of our total fleet by dwt as of March 31, 2002 is
6.5 years.

    We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco Corp. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies.

Currently, our most significant customers, and the percentage of revenues we derived from them in 2001 include:

    - Vitol, 18.5%;

    - Adam Maritime Corporation, a subsidiary of Glencore International AG, 14.6%; and

    - SK Shipping of South Korea, 12.8%.

    We have historically achieved consistent cash flows and high utilization rates by chartering most of our tankers for fixed periods of time under time charters, ranging from one to seven years. We also stage our time charters so that they expire at different times in order to mitigate the effects of the cyclical tanker charter market. We generated approximately 75% of our net revenues in 2001 from time charters. We have five-year time charters for the two newly-built Panamax tankers we have agreed to purchase on their delivery from the shipyards scheduled for the second quarter of 2002. While we expect initially to operate in the spot market the two modern secondhand Handymax tankers that we have agreed to acquire, in line with our strategy of employing our tankers on a time charter basis, we intend to employ those vessels on a time charter basis as market conditions permit.

    We also trade in the spot market in order to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends. As we expand our fleet of tankers, we intend to manage the balance of time and spot charters so as to maintain consistent cash flows, thereby allowing us to take advantage of market opportunities in a highly cyclical business. When we trade in the spot market, we generally use brokers to arrange individual voyage charters for our vessels at rates determined by the market.

STRATEGY

    The following characterize the international tanker industry:

    - high fragmentation among vessel owners;

    - significant volatility resulting in part from OPEC members' production fluctuations;

    - increasing international emphasis on environmental safety in oil tanker operations; and

    - an aging world tanker fleet.

    We believe that our business strategy of owning and operating a large, modern fleet of Handymax tankers, or tankers between 30,000 and 50,000 dwt, and Panamax tankers, or tankers between 50,000 and 80,000 dwt, offers us favorable business opportunities in the tanker industry. In our view, most charterers of oil tankers prefer to charter newer vessels and are willing to pay higher charter rates for them, primarily due to safety and environmental concerns. Handymax and Panamax tanker rates have also been subject to less volatility than rates for larger tankers. Finally, by owning a relatively large tanker fleet, we believe we can realize savings associated with economies of scale.

    We believe we can maximize operating cash flow and return on our investments through a six-part strategy:

    - operate a modern, well-maintained fleet;

    - operate a significant fleet in selected markets;

    - capitalize on our reputation for high operating standards;

    - achieve high utilization rates through emphasis on time charters;

    - maintain low-cost, highly efficient operations; and

    - continue long-term relationships with major end users.

    OPERATE A MODERN, WELL-MAINTAINED FLEET. We believe that we operate one of the world's most modern and well-maintained tanker fleets in our size classes. We intend to continue to operate a young fleet through selective acquisitions of newly-built and modern secondhand Handymax and Panamax tankers. As of March 31, 2002, our current tanker fleet has an average age by dwt of only 7.3 years as compared to approximately 13.0 years for the world fleet. We inspect all of the vessels, both at sea and while the vessels are in port. Vessels are typically inspected four times per year using rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

    OPERATE A SIGNIFICANT FLEET IN SELECTED MARKETS. We focus on Handymax tankers that primarily carry refined oil products and Panamax crude oil tankers because rates for those tankers have historically been less volatile than rates for larger tankers. As compared to larger tankers, Handymax and Panamax tankers have more flexibility and versatility in terms of ports they can serve and cargo carrying capacity. Our focus provides us with the further advantage of operating a relatively large fleet in the highly fragmented markets for these tanker sizes. These sectors also present us with opportunities to develop a significant presence and to build long-term relationships with charterers. By operating a significant fleet in these selected market segments, we believe that we have enhanced our attractiveness to charterers through the offering of a variety of tankers, including sister ships, to meet a charterer's diverse scheduling needs. The availability of sister ships, which means they are substantially identical and built by the same manufacturer, allows us to offer charterers flexibility in placing their cargoes over a period of time. Having sister vessels also facilitates cost control by allowing the purchase of common spare parts, the use of common maintenance schedules and operating costs comparisons between sister vessels.

    CAPITALIZE ON OUR ESTABLISHED REPUTATION FOR HIGH OPERATING STANDARDS. We believe that charterers consider factors other than cost when chartering a vessel, including the vessel manager's reputation. We believe that we have established a reputation in the international tanker industry for maintaining high standards of performance, reliability and safety. We have focused on safe, environmentally conscious vessel operations since our inception, as confirmed by the fact that we were among the first tanker operators to be certified to be in compliance with ISO-9002, which are ship management standards promulgated by the International Organization for Standardization, also known as ISO. ISO-9002 contains principles of ship management relating to areas such as safety, personnel training, pollution prevention and customer relations. After a company has implemented a management system that addresses these requirements, it can apply to an accreditation body, such as the American Bureau of Shipping, for certification.

    ACHIEVE HIGH UTILIZATION RATES THROUGH EMPHASIS ON TIME CHARTERS. By emphasizing time charters, we have aimed to minimize downtime for our vessels. This emphasis also helps us to maintain consistent cash flows. We believe that we can maximize returns without undue risk in the current market by increasing the number of vessels deployed on spot charters in the near future and by continuing to operate in the less volatile Handymax and Panamax tanker market. As we increase the number of spot charters, we will continue to explore opportunities to enter into time charters at attractive rates and for appropriate periods of time.

    MAINTAIN LOW-COST, HIGHLY EFFICIENT OPERATIONS. We believe we are a cost-efficient and reliable international tanker operator because of the strength of our management team. It is our objective to reduce operating costs through constant evaluation of each vessel's performance and concurrent adjustment of operating and chartering procedures to maximize each vessel's profitability. We also minimize costs associated with off-hire periods through an active preventative maintenance program both on-shore and at sea, employing qualified officers and crew and continually training our personnel to ensure reliable vessel operations. By maintaining a modern fleet, we believe we increase our efficiency and achieve lower:

    - costs associated with special surveys;

    - operating expenses, including repairs; and

    - costs associated with complying with governmental regulations applicable to older vessels.

    In addition, we reduce overhead costs through investing in technology in order to create a "paperless" office for internally generated documents and files, thereby further reducing the number of office staff personnel needed to manage the fleet.

    CONTINUE LONG-TERM RELATIONSHIPS WITH MAJOR END USERS. We have actively developed and maintained relationships with major private oil companies, oil traders and state-owned oil companies. As part of a continuous dialogue, we make in-person presentations to these major end-users, maintain ongoing telephonic and electronic contact and encourage frequent on-site visits. We regularly exchange data with them in such items as:

    - safety standards;

    - operating standards;

    - operating costs;

    - recruiting policies;

    - crew turnover; and

    - purchasing practices.

    We have done business with many of these major end-users on a repeat basis, and these companies have previously vetted and chartered our vessels.

    FLEET CHARACTERISTICS

    The tankers in our current fleet, including the two newbuildings currently under construction and scheduled to be delivered in the second quarter of 2002, have a total cargo capacity of 1,528,438 dwt. As of March 31, 2002, the average age of our current fleet by dwt was 7.3 years, while, according to industry sources, the average age of the world's tanker fleet was approximately
13.0 years.

    Many of our vessels are sister ships. This increases our operating efficiencies because technical knowledge and spare parts can be applied to all vessels in a series. It also provides some scheduling flexibility and greater economies of scale. We have ten groups of sister ships. In addition, two of our newbuildings under construction by Daewoo Heavy Industries are sister ships with the two new Panamax newbuildings that were delivered this year.

    The vessels in our current fleet that are sister ships are as follows:

    - AMBERMAR and PETROMAR;

    - The two new Handymax tankers to be delivered in the second quarter of 2002;

    - POLYS and CLELIAMAR;

    - RUBYMAR, ROSEMAR, PEARLMAR, JADEMAR and the two new Panamax tankers to be delivered in the second quarter of 2002;

    - JACAMAR and TAKAMAR;

    - RIMAR, LUXMAR, LIMAR, ALMAR, and NEDIMAR;

    - FULMAR and PRIMAR;

    - CAMAR and JAMAR;

    - ERMAR and PROMAR; and

    - COLMAR and CITY UNIVERSITY.

    The two modern secondhand Handymax tankers that we have agreed to acquire are sister ships. The two newly-built Panamax tankers that we have also agreed to acquire on their delivery from the shipyard are sister ships with the RUBYMAR, ROSEMAR, PEARLMAR and JADEMAR. All of the three newbuilding Panamax tankers that we are currently negotiating to have constructed will also be sister ships with the previously mentioned Panamax vessels.

    CHARTERING OF THE FLEET

    We have historically chartered most of our vessels for fixed periods of approximately one to seven years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunkers and port costs, while we are responsible for maintaining and operating the vessel, including provision of the crew. Approximately 75% of our net revenue in 2001 was derived from time charters. Twenty-five of our vessels (including those currently under construction) operate on time charters with expiration dates from March 2002 through June 2007 and four trade in the spot market. We have arranged for time charters for the newbuildings scheduled for delivery in 2002. We also trade in the spot market to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends.

CUSTOMERS

    Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA the Venezuelan national oil company, Citgo, ExxonMobil, and Famm, a commercial arm of Chevron Texaco Corp. In 2001, approximately 45.9% of our revenue for our fleet was derived from the following three charterers:

    - Vitol;

    - Adam Maritime Corporation, a subsidiary of Glencore International AG; and

    - SK Shipping of South Korea.

MANAGEMENT OF THE FLEET

    We provide in-house most of the operations, chartering, ship maintenance, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering and brokerage staff is located in London, England, while our fleet management personnel are located in Athens, Greece. Our staff in London makes recommendations to our senior management in Greece regarding the chartering of our vessels as well as identifying when opportunities arise to buy or sell a vessel. Virtually all of our technical management functions are conducted through our office in Greece, including activities such as:

    - supervising the maintenance and general efficiency of the vessels;

    - crewing;

    - arrangement of bunkers;

    - arrangement and supervision of drydocking and repairs;

    - alterations and the upkeep of the vessels;

    - arrangement of the supply of necessary stores, spares and lubricating oil; and

    - appointment of supervisors and technical consultants.

    We have done business with substantially all the major oil companies, which have vetted and chartered our vessels in the past. We believe our vessels will continue to qualify for service in the future.

    Our fleet's management is overseen by a staff headed by a former Fleet Operations Manager of Esso Petroleum Co. Ltd., the marine affiliate of ExxonMobil, and a former General Manager of Chartering and Sale and Purchase Division of Shell International Marine. Our management subsidiary in Piraeus received its International Safety Management, or ISM, certification in 1994 from the American Bureau of Shipping, one of the first tanker managers to do so, and well in advance of the 1998 deadline for doing so.

    Additionally, our seafaring employees perform most of the necessary ordinary course maintenance on our vessels. We inspect all of the vessels, both at sea and while the vessels are in port. Vessels are typically inspected four times per year using rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

ENVIRONMENTAL AND OTHER REGULATIONS

    Government regulations significantly affect the ownership and operation of our vessels. The various types of governmental regulations that affect our vessels include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

    We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

    Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

    ENVIRONMENTAL REGULATION--IMO

    In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

    The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities

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of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

    The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

    The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state or by an appointed classification society, under the ISM Code. All of our vessels have received safety management certificates.

    Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

    The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

    ENVIRONMENTAL REGULATION--UNITED STATES

    OPA. The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners, operators and bareboat or "demise" charters whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

    Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

    - natural resource damages and related assessment costs;

    - real and personal property damages;

    - net loss of taxes, royalties, rents, profits or earnings capacity;

    - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

    - loss of subsistence use of natural resources.

    OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

    Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

    - discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

    - unloading with the aid of another vessel, a process referred to in the industry as "lightening," within authorized lightening zones more than 60 miles off-shore.

    Currently, one of our tankers, the KLIOMAR, will be required to be phased out in accordance with OPA on January 1, 2010. Eight of our tankers, the FULMAR, the PRIMAR, the COLMAR, the CITY UNIVERSITY, the ALLENMAR, the PROMAR, the ERMAR and the CAPEMAR will be subject to the OPA phase-out on January 1, 2015.

    CERCLA. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

    FINANCIAL RESPONSIBILITY. OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

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    We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

    OPA VESSEL RESPONSE PLANS. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

    - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

    - describe crew training and drills; and

    - identify a qualified individual with full authority to implement removal actions.

    We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

    STATES. In addition to federal laws and regulations, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

    Several of our vessels currently carry cargoes to United States waters regularly and we believe that all of our vessels are in suitable condition to meet OPA requirements and to qualify for trade if chartered to serve U.S. ports.

    It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

    ENVIRONMENTAL REGULATION--CLC

    Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to approximately $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

    ENVIRONMENTAL REGULATION--EU

    The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. The European Union has already adopted a directive incorporating the IMO regulations so that port states may enforce them.

    The sinking of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication."

    As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

    - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

    - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2015.

    - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

    In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 31, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

    INSPECTION BY CLASSIFICATION SOCIETIES

    Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

    The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

    For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

    ANNUAL SURVEYS: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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
    INTERMEDIATE SURVEYS: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

    CLASS RENEWAL SURVEYS: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

    At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

    All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

    Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

    Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping or Lloyd's Register of Shipping, each of which is a society member. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

RISK OF LOSS AND LIABILITY INSURANCE

    GENERAL

    The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. We do not carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy or other business interruption. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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
    HULL AND MACHINERY INSURANCE

    We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $125,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

    PROTECTION AND INDEMNITY INSURANCE

    Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

    Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The eighteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the Association based on its claim records, type of ship, and pool claims which may become payable in any policy year.

COMPETITION

    We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Handymax and Panamax class sizes, and to a lesser extent, in the Aframax sector. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners.

LEGAL PROCEEDINGS

    PROCEEDINGS AGAINST US

    We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or cash flows.

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
    PROCEEDINGS AGAINST STELIOS HAJI-IOANNOU NOT CONNECTED WITH US

    Stelios Haji-Ioannou, our founder and Chairman of the Board of Directors, faces civil actions and criminal charges relating to casualties and oil pollution relating to the sinking of the vessel the M/T HAVEN on April 11, 1991. The vessel was managed by Troodos Shipping Company Limited, which was owned by Loucas Haji-Ioannou, Stelios Haji-Ioannou's father. Stelios Haji-Ioannou, who was 24 at the time, was working for and was a director of Troodos. Charges, including manslaughter, assisting in attempted extortion and attempting to bribe witnesses, were filed against Stelios Haji-Ioannou, his father and another director of Troodos. Each of the defendants was acquitted of the criminal charges at trial in November 1997, which the court of appeal upheld on appeal. The prosecutor filed an appeal on October 28, 2000 with the Italian Court of Cassation, which is the Italian Supreme Court. Mr. Haji-Ioannou has advised us that he intends to contest the appeal vigorously. Most of the civil actions arising out of the sinking of the M/T HAVEN have been settled. Other than loss of income claims, brought in April 1997, civil actions associated with the M/T HAVEN incident have been settled aggregating approximately $15 million. The claims were initially dismissed, but were appealed. The hearing for the appeal is scheduled for April 17, 2002.

    Stelios Haji-Ioannou faced action in Greece arising out of advertisements placed by easyJet plc, a U.K. company of which he is chairman, in an Athens newspaper on October 11 and October 18, 1998. This case has been officially time barred before the Public Prosecutor of the Athens Court of Misdemeanors and has been dismissed for statute of limitations reasons.

ORGANIZATIONAL STRUCTURE

    We were formed in January 1997 as a Liberian corporation under the name Diostel, Inc. and became the holder of all outstanding shares of Martank Shipping (Holdings) Ltd. and Marship Tankers (Holdings) Ltd. These were two British Virgin Island intermediate holding companies formed in 1993 that owned separate single-purpose Liberian corporations that in turn owned some of our current vessels. Marship Tankers (Holdings) Ltd. has been dormant since 2001. We subsequently changed our name to Stelships, Inc. and then to Stelmar
Shipping Ltd. In January 1999, we purchased Stelmar Tankers (Management) Ltd., or STM, and Stelmar Tankers (U.K.) Ltd., or STUK, from a Luxembourg holding company, which in turn, was equally held by three trusts established for the benefit of the employees of STM, STUK and members of Stelios Haji-Ioannou's family. Prior to the purchase, Mr. Haji-Ioannou effectively controlled STM and STUK. Accordingly, the results of STM and STUK have been consolidated with ours.

PROPERTY, PLANT AND EQUIPMENT

    We have no freehold interest in any real property. We lease office space in Athens, Greece and in London, England. The Athens office comprises approximately 400 square meters and is leased on a month to month basis at a rate of $80,000 per year from an unaffiliated third party. The London office comprises approximately 100 square meters and is leased for a term of six years from November 27, 1997 at a rate of 17,185 British pounds per year from an unaffiliated third person.

    We have filed trademark applications in Greece and in the European Union for the registration of our logo depicting the flying bird and the word "STELMAR". We have also filed trademark applications in the United States for registration of (i) our logo depicting the flying bird and the word "STELMAR", (ii) the flying bird standing-alone and (iii) the stand-alone word "STELMAR".

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

NAME                                          AGE                           POSITION
----                                        --------                        --------
Stelios Haji-Ioannou......................     35      Chairman of the Board of Directors

Nicholas Hartley..........................     64      Deputy Chairman

Peter Goodfellow..........................     55      Chief Executive Officer and Director

Bruce Ogilvy..............................     59      Marketing Director and Director

Stamatis Molaris..........................     39      Chief Financial Officer and Director

Roger Haynes..............................     65      Director

Karl Meyer................................     64      Director

George Karageorgiou.......................     36      Director

Thomas N. Amonett.........................     58      Director

Terence A. Coghlin........................     60      Director

Olga Lambrianidou.........................     46      Secretary

    Biographical information with respect to each of our directors and executives is set forth below.

    STELIOS HAJI-IOANNOU has been our Chairman of the Board of Directors and a Director since our inception in 1992. His directorship expires in 2002. It was announced on October 11, 2001, that Mr. Haji-Ioannou will not stand for reelection to the Board of Directors at the 2002 annual meeting of shareholders and that Nicholas Hartley, our new Deputy Chairman, would be appointed Chairman if Mr. Hartley is reelected to the Board of Directors at the annual meeting pending subsequent approval by the Board of Directors. Mr. Haji-Ioannou is the Chairman of easyJet plc, a UK company listed on the London Stock Exchange. In 1998, he established the easy group of companies, with the objective of exploiting the "easy" brand for ventures other than easyJet. The ventures launched thus far include easyInternet Cafe, a chain of internet cafes, easyValue, an internet shopping comparator, easyMoney, a financial services company in the United Kingdom and easyCar Ltd., a budget car rental business. Mr. Haji-Ioannou graduated from the London School of Economics and The City University Business School. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

    NICHOLAS HARTLEY has been Deputy Chairman since 2001, a Director since 1993 and a consultant since September 1992. His directorship expires in 2002.
Mr. Hartley is an independent shipping consultant with over 35 years experience in the oil and shipping industries. Prior to 1992, he worked at BP Shipping for 35 years, where his posts included Managing Director of BP Southern Africa and Managing Director of BP Shipping. He is also a non-executive director of easyGroup (UK) Limited, easyJet plc, easyInternet Cafe Limited and easyCar Ltd. His business address is 17 Brooklands Avenue, Cambridge CB2 2BG, England.

    ROGER HAYNES has been a Director since September 1998. His directorship expires in 2003. Mr. Haynes is an independent shipping consultant with over 23 years of experience in the shipping finance area. He was previously a Senior Manager of Midland Bank plc. Mr. Haynes also acts as a

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consultant to Hamburgische Landesbank-Gironzentrale, one of our lenders. His business address is c/o Hamburgische Landesbank, Moorgate Hall, 155 Moorgate, London EC2M 6UJ, England.

    KARL MEYER has been a Director since June 1998. His directorship expires in 2002. Mr. Meyer, with over 40 years of experience in the shipping industry, is the Chairman of the Board, Chief Executive Officer, President and 44% owner of Ermis Maritime Holdings Limited, a tanker owning company, and Managing Director of Diogenes Management Company, an investment fund specializing in investing in the shipping industry. Mr. Meyer was formerly a director of BT Shipping (London) Limited, Chairman of the Board, President and Chief Executive Officer of Marine Transport Lines, Inc., and Chairman of the Board, President and Chief Executive Officer of Home Port Bancorp, Inc. His business address is 60 Arch Street, Greenwich, CT 06830.

    BRUCE OGILVY has been a Director since January 1993. His directorship expires in 2004. Mr. Ogilvy was formerly the Chartering Manager of Shell International Marine and has 35 years of experience in the shipping industry, including 10 years as Master for Shell International Marine. His business address is c/o Stelmar Tankers (UK) Ltd., 24 Buckingham Gate, London, England.

    PETER GOODFELLOW has been our Chief Executive Officer and a Director since our inception in 1992. His directorship expires in 2002. Mr. Goodfellow, with 33 years of experience in the shipping industry, was previously employed at Shell Tankers (U.K.) Ltd. and Esso Petroleum Co. Ltd., where he served as Marine Fleet Operations Manager, prior to joining us. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

    STAMATIS MOLARIS has been our Chief Financial Officer and a Director since August 1993. His directorship expires in 2004. Prior to that, he served as an audit manager for Arthur Andersen, our auditors, for six years. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

    GEORGE KARAGEORGIOU has been a Director from our inception to May 1998 and again since October 2001. He was our Secretary from May 1998 until January 2002. His directorship expires in 2004. Mr. Karageorgiou is also a director of easyGroup Ltd., easyCar Ltd., Stelinvest Corp., and several other private companies affiliated with Stelios Haji-Ioannou. Prior to that, Mr. Karageorgiou was employed by Kassos Maritime Ltd., where he served as project manager in various shipping projects. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

    THOMAS AMONETT has been a Director since March 2001. His directorship expires in 2003. Mr. Amonett has been president of Champion Technologies, Inc., an international provider of specialty chemicals and related services to the oilfield production industry, since 1999. From 1997 to 1999, Mr. Amonett was President and Chief Executive Officer of American Residential Services, Inc., a provider of air conditioning, plumbing and electrical services to commercial customers, and from 1996 to 1997 was interim President and Chief Executive Officer of Weatherford Enterra Inc., a diversified provider of energy services to the oil and gas exploration, production and transportation industries. From 1992 to 1996, Mr. Amonett served as President and Chief Executive Officer of Reunion Resources Company, an oil and gas producer and provider of offshore drilling services to the oil and gas industry. His business address is 3355 W. Alabama, Suite 400, Houston, Texas, 77098.

    TERENCE A. COGHLIN has been a Director since October 2001. His directorship expires in 2003. Mr. Coghlin had served for over 35 years at Thomas R. Miller & Son until his retirement in July 2001, during which time he supervised virtually all types of P&I Association and Defense Club disputes and contributed to the marine P&I Association movement as a whole. Mr. Coghlin was elected senior partner of Thomas R. Miller & Son and Chairman of the International Group in 1991. Mr. Coghlin is an associate of Southampton University's Institute of Maritime Law, a member of the editorial board of Lloyd's Maritime & Commercial Law Quarterly and a series editor of Lloyd's Shipping Law Library. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

    OLGA LAMBRIANIDOU has been our Secretary since January 2002.
Ms. Lambrianidou joined us in August 2001 and, following a period of training, has taken up the responsibilities of Corporate Secretary. Ms. Lambrianidou has studied in the United States and has a BBA Degree in Business Administration and Marketing and an MBA Degree in Banking/Finance. Prior to joining us, Ms. Lambrianidou pursued a career in banking and insurance in New York. Her business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

COMMITTEES OF THE BOARD OF DIRECTORS

    We have established an audit committee comprised of three members which will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director. The members of the audit committee are Messrs. Meyer, Haynes and Amonett. We have also established a compensation committee comprised of Messrs. Haynes, Meyer and Hartley, which will be responsible for establishing executive officers' compensation and benefits.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

    The aggregate annual compensation paid to members of senior management was $856,000 for the fiscal year ended December 31, 2001 and $750,000 for the fiscal year ending December 31, 2000. We paid a portion of this compensation outside of Greece for work performed outside of that country. We paid approximately $93,000 to the non-executive directors as compensation for their services in 2001. We did not pay any benefits in 1999 or 2000. Stelios Haji-Ioannou does not intend to be reimbursed for expenses or take any cash compensation from us for the foreseeable future. Non-employee directors receive annual fees in the amount of $21,000 plus reimbursement of their out-of-pocket expenses. This does not include the Deputy Chairman's compensation of $65,000 plus reimbursement of his out of pocket expenses. We do not have a retirement plan for our officers or directors, but we have provided payments to private retirement plans for Peter Goodfellow and Bruce Ogilvy.

                           SUMMARY COMPENSATION TABLE

                                                                    ANNUAL COMPENSATION
                                                      ------------------------------------------------
NAME AND                                                YEAR                            OTHER ANNUAL
PRINCIPAL POSITION                                     ENDED      SALARY     BONUS      COMPENSATION
------------------                                    --------   --------   --------   ---------------
Peter Goodfellow ...................................    2001     $260,000   $150,000     26,800 shares
  Chief Executive Officer                               2000     $220,000   $120,000
                                                        1999     $230,000   $ 87,500
                                                        1998     $210,000   $ 70,000

Stamatis Molaris ...................................    2001     $127,000   $ 75,000      9,300 shares
  Chief Financial Officer                               2000     $115,000   $ 60,000
                                                        1999     $115,000   $ 31,000
                                                        1998     $104,000   $ 25,000

Bruce Ogilvy .......................................    2001     $170,000   $ 70,000      6,100 shares
  Marketing Director                                    2000     $185,000   $ 70,000
                                                        1999     $170,000   $ 60,000
                                                        1998     $160,000   $ 50,000

STOCK OPTION PLAN

    As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.30. The Company accounts for the Plan under APB opinion No. 25, according to which no compensation expense was recognized during 2001 as the exercise price was equal to the grant date fair value of the stock. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.

ADDITIONAL STOCK OPTIONS

    In addition to the Plan, an aggregate of 8,000 additional options to acquire common stock were granted to Nicholas Hartley, Terence A. Coghlin and George Karageorgiou in the amounts of 4,000, 2,000 and 2,000 shares of common stock, respectively. These options have an exercise price of $13.52, which equals the arithmetic average of the closing price of our common stock on the New York Stock Exchange during the period from October 11th to November 11th 2001 and are subject to the terms and conditions as set forth in the Plan.

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated.

Securities and Exchange Commission registration fee.........  $    7,379
New York Stock Exchange listing fee.........................      15,000
NASD filing fee.............................................       7,400
Blue sky fees and expenses..................................      15,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     250,000
Accounting fees and expenses................................      25,000
Transfer agent's fees and expenses..........................      15,000
Miscellaneous costs.........................................     365,221
                                                              ----------
Total.......................................................  $  900,000
                                                              ==========

    We will bear all of the costs of registering the shares of common stock under the Securities Act, all other registration fees, all fees and disbursements of counsel and accountants we retain and all other expenses incurred by us in connection with this offering. These costs, or estimates of these costs, are stated above.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated April 16, 2002 between ourselves and the underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Jefferies & Company, Inc. (1)...............................     2,021,000

Lazard Freres & Co. LLC.....................................     2,021,000

Hibernia Southcoast Capital.................................       215,000

Alpha Finance U.S. Corporation..............................        43,000

    Total...................................................     4,300,000
                                                                 =========

------------------------

(1) 520 Madison Avenue, New York 10022

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreements may be terminated.

    The initial offering price will be negotiated among us and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to market valuation of companies in related businesses. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares will develop and continue after this offering.

    The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this prospectus, and to some dealers at that price less a concession not in excess of $0.45 per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

    We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 645,000 additional shares at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise that option only to cover over- allotments, if any, made in connection with the sale of the shares offered by us. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment as indicated in the table above.

    We have agreed that we will not sell or otherwise dispose of any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or disclose the intention to make any sale or disposition, without, in each case, the prior written consent of Jefferies & Company, Inc. These restrictions are effective for a period of 180 days after the date of this prospectus, and do not apply to sales of common stock pursuant to a transaction in which our shareholders have received an offer to purchase a majority of their shares.

    We have agreed to indemnify the underwriters against some liabilities that may be incurred in connection with the sale of the shares offered by us, including liabilities under the Securities Act of 1933, or the "Securities Act," or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    The underwriters have advised us that, in connection with the offerings, persons participating in the offerings may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Any of the transactions described in this paragraph may cause the price of the shares to be higher than it would otherwise be in the absence of those transactions. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

    The total amount of the underwriting discounts and commissions is equal to 5.5% of the aggregate offering price of the shares subscribed for in the offering to shareholders. The following table summarizes the compensation and the estimated expenses payable by us.

                                                                            TOTAL
                                                               -------------------------------
                                                                  WITHOUT            WITH
                                                   PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                   ---------   --------------   --------------
Underwriting discounts and commissions...........   $ 0.77       $3,311,000       $3,807,650

                        ENFORCEMENT OF CIVIL LIABILITIES

    We are a Liberian company and our executive offices are located outside of the U.S. Our directors, officers, and some of the experts named in this prospectus, reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts, are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

    Furthermore, there is substantial doubt that the courts of Liberia or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Liberian law. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The financial statements and schedule included in and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The sections in this prospectus entitled "Prospectus Summary" and "Business," have been reviewed by Drewry Shipping Consultants, Ltd., which has confirmed to us that they accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical and other information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement filed on Form F-3 under the Securities Act of which this prospectus is a part.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to this offering of our common shares. This prospectus does not contain all of the information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily summaries of these documents are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. You may read and copy the registration statement, including the exhibits and schedules thereto, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the registration statement may be accessed electronically at the Securities and Exchange Commission's web site at www.sec.gov.

    We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. As a "foreign private issuer," we will be exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information that we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference in this prospectus the following documents which have been filed with the Securities and Exchange Commission:

    - our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 8, 2002, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed; and

    - description of our shares of common stock contained in our registration statement on Form F-1 (No. 333-13128), filed with the Commission on February 5, 2001, and any amendments or reports filed for the purposes of updating those descriptions.

    Additionally, we incorporate by reference any future filings we will make with the SEC under the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference into this prospectus, until we file a post-effective amendment indicating that the offering of securities made by this prospectus has been completed.

    You may request a free copy of any or all of the above mentioned filings or any subsequent filing we incorporate by reference to this prospectus by writing or telephoning us at the following address:

        Stelmar Shipping Ltd.
       Status Center
       2A Areos Street
       Vouliagmeni GR 16671
       Athens
       Greece
       011-301-0967-0001

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2

Consolidated Balance Sheets for the years ended
  December 31, 2000 and 2001................................    F-3

Consolidated Statements of Stockholders Equity for the years
  ended December 31, 1999, 2000 and 2001....................    F-4

Consolidated Statements of Income for the years ended
  December 31, 1999, 2000 and 2001..........................    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

Schedule I--Condensed Financial Information.................   F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To:  STELMAR SHIPPING LTD.

    We have audited the accompanying consolidated balance sheets of STELMAR SHIPPING LTD., a Liberian company, and Subsidiaries (the "Company"), as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STELMAR SHIPPING LTD. and its Subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with the United States generally accepted accounting principles.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN

Athens, Greece
February 1, 2002

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                2000       2001
                                                              --------   --------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 2e).......................  $ 26,464   $ 34,417
                                                              --------   --------
  Accounts receivable--
    Trade (Note 2f).........................................     4,323      7,678
    Other (Note 2g).........................................       483      1,464
                                                              --------   --------
                                                                 4,806      9,142
                                                              --------   --------
  Inventories (Note 2h).....................................       415      1,380
  Prepayments and other.....................................       341      1,225
                                                              --------   --------
      TOTAL CURRENT ASSETS..................................    32,026     46,164
FIXED ASSETS:
  Advances for vessel acquisition/under construction
    (Notes 4 and 17)........................................        84     46,555
                                                              --------   --------
  Vessels (Notes 2i, 2j, 5 and 8)...........................   321,306    569,978
  Accumulated depreciation (Notes 2k and 5).................   (56,610)   (78,151)
                                                              --------   --------
      NET BOOK VALUE........................................   264,696    491,827
  Property and equipment, net (Note 21).....................       712        817
                                                              --------   --------
      TOTAL FIXED ASSETS....................................   265,492    539,199
                                                              --------   --------
DEFERRED CHARGES, NET (NOTES 2M, 2O AND 6)..................     1,697      6,820
                                                              --------   --------
      TOTAL ASSETS..........................................  $299,215   $592,183
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 8)................  $ 17,710   $ 40,332
                                                              --------   --------
  Accounts payable--
    Trade...................................................     2,109      4,907
    Other...................................................        42         65
                                                              --------   --------
                                                                 2,151      4,972
                                                              --------   --------
  Income taxes payable (Note 15)............................        15          3
  Accrued liabilities (Notes 2p and 7)......................     1,417      2,018
  Accrued bank interest (Note 8)............................     4,185      2,589
  Financial instruments fair value (Notes 2x, 2y and 14)....        --      2,500
  Unearned revenue (Note 2t)................................     1,089      3,459
      TOTAL CURRENT LIABILITIES.............................    26,567     55,873
                                                              --------   --------
LONG-TERM DEBT, NET OF CURRENT PORTION (NOTE 8).............   183,082    326,862
                                                              --------   --------
CONTINGENCIES (NOTE 9)
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 20,000,000 shares
    authorized, none issued.................................        --         --
  Common stock, $0.02 par value; 25,000,000 shares
    authorized; 3,824,750, 3,824,750 and 11,874,750 issued
    and outstanding at December 31, 2000 and 2001,
    respectively (Note 10).                                         76        237
  Additional paid-in capital................................    55,064    149,970
  Accumulated other comprehensive income/(loss) (Notes 2c,
    2x, 2y, 14 and 16)......................................      (227)    (2,594)
  Retained earnings.........................................    34,653     61,835
                                                              --------   --------
      TOTAL STOCKHOLDERS' EQUITY............................    89,566    209,448

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $299,215   $592,183
                                                              ========   ========

The accompanying notes are an integral part of these consolidated balance sheets.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                                          ACCUMULATED
                                                                ADDITIONAL                   OTHER
                                     COMPREHENSIVE   CAPITAL     PAID-IN     RETAINED    COMPREHENSIVE
                                        INCOME        STOCK      CAPITAL     EARNINGS   INCOME / (LOSS)    TOTAL
                                     -------------   --------   ----------   --------   ---------------   --------
BALANCE, DECEMBER 31, 1998.........                  $    75     $ 55,065    $15,624        $    (9)      $ 70,755
  Net income.......................     $ 7,794           --           --      7,794             --          7,794
  Other comprehensive income
  --Currency translation
    adjustments....................        (134)          --           --         --           (134)          (134)
  Issuance of capital stock........          --            1           (1)        --             --             --
                                        -------
  Comprehensive income.............       7,660
                                        =======      -------     --------    -------        -------       --------
BALANCE, DECEMBER 31, 1999.........          --           76       55,064     23,418           (143)        78,415
  Net income.......................      11,235           --           --     11,235             --         11,235
  Other comprehensive income
  --Currency translation
  adjustments......................         (84)          --           --         --            (84)           (84)
                                        -------
  Comprehensive income.............      11,151
                                        =======
BALANCE, DECEMBER 31, 2000.........          --           76       55,064     34,653           (227)        89,566
                                                     -------     --------    -------        -------       --------

  Other comprehensive income
  --Cumulative effect of
  measurement of fair value of
  financial instruments at
  Janury 1, 2001...................        (561)          --           --         --           (561)          (561)
  Issuance of common stock.........          --          161       96,438         --             --         96,599
  Expenses related to the issuance
  of common stock..................          --           --       (8,363)        --             --         (8,363)
  Reinvestment of earnings.........          --           --        6,831     (6,831)            --             --
  Net income.......................      34,013           --           --     34,013             --         34,013
  Other comprehensive income
  --Fair value of financial
  instruments......................      (1,939)          --           --         --         (1,939)        (1,939)
  --Currency translation
  adjustments......................         133           --           --         --            133            133
                                        -------
  Comprehensive income.............     $31,646
                                        =======      -------     --------    -------        -------       --------
BALANCE, DECEMBER 31, 2001.........                  $   237     $149,970    $61,835        $(2,594)      $209,448
                                                     =======     ========    =======        =======       ========

 The accompanying notes are an integral part of these consolidated statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001 (EXPRESSED IN THOUSANDS OF U.S. DOLLARS--EXCEPT PER SHARE DATA)

                                                              1999         2000         2001
                                                           ----------   ----------   ----------
REVENUES:
REVENUE FROM VESSELS (NOTES 1 AND 2T)....................  $   68,539   $   68,575   $  111,198
  Commissions (Notes 2t and 3a)..........................      (1,749)      (1,871)      (2,551)
                                                           ----------   ----------   ----------
    REVENUE FROM VESSELS, NET............................      66,790       66,704      108,647
                                                           ----------   ----------   ----------
EXPENSES:
  Voyage expenses (Note 2t)..............................       5,194        5,450        8,743
  Vessel operating expenses (Notes 2t and 2u)............      15,188       14,959       23,093
  Depreciation (Notes 2k, 21 and 5)......................      15,425       15,441       21,755
  Impairment loss (Notes 2j and 5).......................       6,500           --           --
  Amortization of deferred charges (Notes 21, 2n and
    6)...................................................         754        1,116          960
  General and administrative expenses (3b and 3c)........       2,939        2,876        4,583
                                                           ----------   ----------   ----------
    OPERATING INCOME.....................................      20,790       26,862       49,513
                                                           ----------   ----------   ----------
OTHER INCOME (EXPENSES):
  Interest and finance costs (Notes 2o, 6, 8, 12 and
    14)..................................................     (13,654)     (16,484)     (17,089)
  Interest income........................................         629        1,056        1,555
  Foreign currency losses (Note 2d)......................         (56)         (31)        (129)
  Gain on sale of vessel (Note 13).......................          --           32           --
  Other, net.............................................          85         (200)         163
                                                           ----------   ----------   ----------
  TOTAL OTHER INCOME (EXPENSES), NET.....................     (12,996)     (15,627)     (15,500)
                                                           ----------   ----------   ----------
NET INCOME...............................................  $    7,794   $   11,235   $   34,013
                                                           ==========   ==========   ==========
EARNINGS PER SHARE, BASIC (NOTES 2V AND 11)..............  $     2.08   $     2.94   $     3.31
                                                           ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC.................   3,750,205    3,824,750   10,290,028
                                                           ==========   ==========   ==========
EARNINGS PER SHARE, DILUTED (NOTES 2V AND 11)............  $     2.08   $     2.94   $     3.29
                                                           ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED...............   3,750,205    3,824,750   10,353,810
                                                           ==========   ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                1999       2001       2000
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 7,794    $ 11,235   $ 34,013
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation............................................   15,425      15,441     21,755
    Impairment loss.........................................    6,500          --         --
    Gain from sale of vessel................................       --         (32)        --
    Amortization of deferred dry-docking costs..............      576         847        960
    Amortization of other financing costs...................      178         269         --
    Amortization of loan fees...............................       87          86        139
    Provision for income taxes..............................       14          15         79
    Interest expense, net of amounts capitalized............   13,373      16,273     16,732
  (Increase) Decrease in:
    Accounts receivable.....................................   (4,629)      2,175     (4,336)
    Inventories.............................................     (715)        656       (965)
    Prepayments and other...................................       77          34       (884)
  Increase (Decrease) in:
    Accounts payable........................................      847      (1,094)     2,821
    Accrued liabilities excluding bank loan interest........      (37)        876        601
    Unearned revenue........................................     (828)        253      2,370
  Payments for dry-docking..................................   (1,045)       (726)    (4,766)
  Interest paid.............................................  (12,370)    (15,681)   (18,328)
  Income taxes paid.........................................      (80)        (14)       (91)
  Translation adjustment....................................     (134)        (84)       133
                                                              -------    --------   --------
NET CASH FROM OPERATING ACTIVITIES..........................   25,033      30,529     50,233
                                                              -------    --------   --------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Advances for vessels acquisition-vessels under
    construction............................................       --         (84)   (46,471)
  Vessel acquisitions and/or improvements...................  (38,396)         --   (248,672)
  Capital expenditure for property and equipment............     (493)       (400)      (319)
  Proceeds from sale of equipment at book value.............       56          --         --
  Net proceeds from sale of vessel..........................       --      12,356         --
                                                              -------    --------   --------
NET CASH FROM (USED IN) INVESTING ACTIVITIES................  (38,833)     11,872   (295,462)
                                                              -------    --------   --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Proceeds from long-term debt..............................   31,875          --    191,359
  Principal payments of long-term debt......................  (16,414)    (17,888)   (24,957)
  Repayment of long-term debt due to sale of vessel.........       --     (12,501)        --
  Proceeds from initial public offering, net................       --          --     88,236
  Payments for loan fees and other financing costs..........     (251)       (289)    (1,456)
                                                              -------    --------   --------
NET CASH FROM (USED IN) FINANCING ACTIVITIES................   15,210     (30,678)   253,182
                                                              -------    --------   --------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................    1,410      11,723      7,953
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............   13,331      14,741     26,464
                                                              -------    --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $14,741    $ 26,464   $ 34,417
                                                              =======    ========   ========

   The accompanying notes are an integral part of these financial statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

1. BASIS OF PRESENTATION AND GENERAL INFORMATION:

    The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries, Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

    (A)  SHIP-OWNING COMPANIES DIRECTLY OWNED BY THE HOLDING COMPANY:

                                COUNTRY OF        DATE OF       VESSEL NAME OR
COMPANY                        INCORPORATION   INCORPORATION      HULL NUMBER       FLAG       DWT
-------                        -------------   --------------   ---------------   --------   --------
Keymar Ltd...................  Liberia         July 1998        KEYMAR            Cyprus      95,822

Takamar Ltd..................  Liberia         July 1998        TAKAMAR           Panama     104,000

Primar Shipping Ltd..........  Liberia         May 1993         PRIMAR            Cyprus      39,521

Palmar Maritime Ltd..........  Liberia         July 1993        CITY UNIVERSITY   Cyprus      39,729

Luxmar Ltd...................  Liberia         February 2001    LUXMAR            Panama      45,999

Rimar Ltd....................  Liberia         February 2001    RIMAR             Panama      45,999

Limar Ltd....................  Liberia         February 2001    LIMAR             Panama      46,170

Almar Ltd....................  Liberia         February 2001    ALMAR             Panama      46,162

Jamar Ltd....................  Liberia         February 2001    JAMAR             Panama      46,100

Camar Ltd....................  Liberia         February 2001    CAMAR             Panama      46,100

Promar Ltd...................  Liberia         February 2001    PROMAR            Panama      39,989

Ermar Ltd....................  Liberia         February 2001    ERMAR             Panama      39,977

Allenmar Ltd.................  Liberia         February 2001    ALLENMAR          Panama      41,570

Capemar Ltd..................  Liberia         February 2001    CAPEMAR           Panama      37,615

Petromar Ltd.................  Liberia         May 2001         PETROMAR          Panama      35,768

Ambermar Ltd.................  Liberia         December 2001    HULL NO. 1071     --              --

Pearlmar Ltd.................  Liberia         July 2000        HULL NO. 5210     --              --

Jademar Ltd..................  Liberia         July 2000        HULL NO. 5211     --              --

Rubymar Ltd..................  Liberia         July 2000        HULL NO. 5212     --              --

Rosemar Ltd..................  Liberia         July 2000        HULL NO. 5213     --              --
                                                                                             -------

                                                                                             750,471
                                                                                             =======

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

1. BASIS OF PRESENTATION AND GENERAL INFORMATION: (CONTINUED)
    (B) MARTANK SHIPPING HOLDINGS LTD. ("MARTANK"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

                                   COUNTRY OF        DATE OF         VESSEL
COMPANY                           INCORPORATION   INCORPORATION       NAME        FLAG       DWT
-------                           -------------   --------------   -----------  --------   --------
Ariel Shipping Corporation......  Liberia         January 1993       FULMAR     Cyprus      39,521

Colmar Ltd......................  Liberia         July 1993          COLMAR     Cyprus      39,729

Nedimar Ltd.....................  Liberia         October 1993       NEDIMAR    Liberia     46,821

Kliomar Ltd.....................  Liberia         August 1997        KLIOMAR    Cyprus      96,088

Polmar Ltd......................  Liberia         October 1997        POLYS     Cyprus      68,623

Cleliamar Ltd...................  Liberia         October 1994      CLELIAMAR   Cyprus      68,623

Jacamar Ltd.....................  Liberia         January 1999       JACAMAR    Panama     104,024
                                                                                           -------

                                                                                           463,429
                                                                                           =======

    (C) STELMAR TANKERS (MANAGEMENT) LTD. (THE "MANAGER"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed Stelmar Tankers (Management) Ltd. in February 1993. Since then it has had an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

    (D) STELMAR TANKERS (UK) LTD.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

    (E) MARSHIP TANKERS (HOLDINGS) LTD. ("MARSHIP"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company this company has become dormant.

    The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

1. BASIS OF PRESENTATION AND GENERAL INFORMATION: (CONTINUED)
    Gross revenues for 1999, 2000 and 2001, include revenues deriving from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

         CHARTERER                     1999             2000             2001
         ---------                   --------         --------         --------
             A                           --               --              19%
             B                           --               13%             15%
             C                           19%              20%             13%
             D                           --               13%             --
             E                           --               11%             --
             F                           16%              --              --
             G                           11%              --              --

2. SIGNIFICANT ACCOUNTING POLICIES:

    (A) PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include in each of the three years in the period ended December 31, 2001, the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above.

    (B) USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (C) OTHER COMPREHENSIVE INCOME: The Company has adopted the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

    (D) FOREIGN CURRENCY TRANSLATION: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. Year-end translation losses or gains were insignificant.

    The functional currency of the Company's wholly owned subsidiary Stelmar Tankers (UK) Ltd. is the British Pound Sterling. For consolidation purposes this subsidiary's financial statements are translated into US Dollars in accordance with FASB 52 and the resulting translation adjustments are reflected separately under stockholders' equity in the accompanying consolidated balance sheets in accordance with SFAS 130.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (E) CASH AND CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

    (F) ACCOUNTS RECEIVABLE--TRADE: The amount shown as Accounts Receivable--Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings.

    (G) INSURANCE CLAIMS: Insurance claims included in Accounts Receivable--Other at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management's expectations as to their collection dates.

    (H) INVENTORIES: Inventories consist of bunkers and lubricants and are stated at the lower of cost or market. The cost is determined by the first in, first out method except for bunkers, which are priced at moving average cost.

    (I) VESSELS COST: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Such expenditures will otherwise be charged to expenses as incurred.

    (J) IMPAIRMENT OF LONG-LIVED ASSETS: The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2001, indicated that no impairment loss should be recognized over the Company's vessels.

    (K) VESSELS DEPRECIATION: Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value (US Dollars 210 per LWT ton).

    (L) PROPERTY AND EQUIPMENT AND RELATED DEPRECIATION: Property and equipment in the accompanying consolidated balance sheets are stated at cost. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement,

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) and any gain or loss is included in the accompanying consolidated statements of income. Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives.

                                                              USEFUL LIFE
                        DESCRIPTION                             (YEARS)
                        -----------                           -----------
Leasehold improvements......................................       9
Office furniture and equipment..............................       5
Vehicles....................................................       9
Telecommunication equipment.................................       5
Computer hardware and software..............................       5

    Depreciation expense for 1999, 2000 and 2001 amounted to $343, $277, and $214, respectively, and is included in depreciation in the accompanying consolidated statements of income.

    (M) ACCOUNTING FOR DRY DOCKING: Dry-docking costs are carried out approximately every two and a half or five years as applicable depending on the vessels age and coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

    Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life, which is 25 years.

    (N) ACCOUNTING FOR SPECIAL SURVEY: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

    (O) LOAN FEES AND OTHER FINANCING COSTS: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized over the loans' repayment periods. Fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Other financing costs are amortized over the period the benefit is expected to materialize.

    (P) ACCOUNTING FOR P&I BACK CALLS: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in accrued liabilities in the accompanying consolidated balance sheets.

    (Q) PENSION AND RETIREMENT BENEFIT OBLIGATIONS--CREW: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post retirement benefits.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (R) PENSION INDEMNITIES--ADMINISTRATIVE PERSONNEL: The employees of the Company are covered by state-sponsored pension funds and are required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension funds are responsible for paying the employees retirement benefits and accordingly there is no obligation for the Company for any post-retirement benefits. The Company's contributions to the pension funds for 1999, 2000 and 2001, have been recorded to expenses and amounted to $122, $125, and $165, respectively.

    (S) STAFF LEAVING INDEMNITIES--ADMINISTRATIVE PERSONNEL: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The number of employees to be dismissed or retired within the coming years is not known; however, the Company's maximum liability, if all employees were dismissed at December 31, 1999, 2000 and 2001, would have been approximately $40, $39 and $67, respectively, for which no provision has been accounted for in the accompanying consolidated financial statements.

    (T) ACCOUNTING FOR REVENUE AND EXPENSES: Freight and hire revenue and related voyage expenses as well as applicable address and brokerage commissions are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

    (U) REPAIRS AND MAINTENANCE: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $2,888, $2,326 and $2,855 for 1999, 2000 and 2001 respectively.

    (V) EARNINGS PER SHARE: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

    (W) SEGMENT REPORTING: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

    (X) INTEREST RATE SWAP AGREEMENTS: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value following the provisions of SFAS 133 as further discussed below.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

    (Y) SFAS NO. 133: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    SFAS NO. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" amended the accounting and recording standards of SFAS No. 133 for certain derivative instruments and certain hedging activities as indicated below.

    SFAS NO. 133, as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. With respect to the derivative instruments which were effective as of December 31, 2000, a transition adjustment of $561 resulting from adopting SFAS 133 was reported in other comprehensive income, as the effect of a change in accounting principle as required by APB Opinion No. 20, ACCOUNTING CHANGES. Five interest rate swap agreements were open as of December 31, 2001 and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income" in the accompanying December 31, 2001 consolidated balance sheet. The Company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes as it is not expected to be materialized.

    (Z) STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board ("FASB" issued SFAS No. 123, "Accounting For Stock-Based Compensation". This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued To Employees". The Company has elected to account for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 10).

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (AA) OTHER RECENT ACCOUNTING PRONOUNCEMENTS: In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.

    During 2001, the Financial Accounting Standards Board ("FASB") has issued four Statements of Financial Accounting Standards ("SFAS"), which are summarized as follows:

    SFAS 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed on July 1, 2001 and thereafter. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no currently pending business combinations, which would be affected by the statement, but any future business combinations that are contemplated would need to take account of the requirements of the statement.

    SFAS 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed annually for impairment. The company did not have goodwill or indefinite lived intangible assets as of December 31, 2001 and therefore there is no impact on the financial statements.

    SFAS 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

    SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

    (BB) CHANGES TO PRESENTATION: Certain changes have been made to the presentation of 1999 and 2000 balances so as to conform to the presentation of 2001.

3. TRANSACTIONS WITH RELATED PARTIES:

    (A) WORLD TANKERS (UK) LTD.: The Company, effective 1997, pays to World Tankers (UK) Ltd. (a company controlled by two of the Company's major stockholders and their family members), a brokerage fee of 1.25% on the charter agreements concluded with a specific charterer. Such

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

3. TRANSACTIONS WITH RELATED PARTIES: (CONTINUED) commissions for 1999, 2000 and 2001, amounted to $142, $72, and $64 respectively, and are included in commissions in the accompanying consolidated statements of income. The contract will expire on April 17, 2002 and, therefore, as of that date the Company will no longer pay commissions to World Tankers (UK) Ltd.

    (B) KEY SYSTEMS S.A.: Effective 1996, the Company signed a supply and support agreement with Key Systems S.A., (a Greek corporation, which was controlled by one of the Company's major stockholders up to September 2001), to receive computer and software support for both its inland-based operation and on board its vessels. The fees paid to Key Systems S.A. in this respect are included in general and administrative expenses in the accompanying consolidated statements of income and amounted to $44, $51 and $25 for 1999, 2000 and 2001, respectively.

    (C) BOARD OF DIRECTORS FEES: During 2001, the Company paid Board of Directors' fees of $93 (there were no such fees in prior years). Such fees are included in general and administrative expenses in the accompanying 2001 consolidated statement of income.

4. ADVANCES FOR VESSELS UNDER CONSTRUCTION:

    During July 2000, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers with expected deliveries in January through May 2002. The total construction cost of the newbuildings will amount to $128,800 of which 70% will be financed from the proceeds of long-term bank loans. In this respect the Company arranged three long-term bank loans of $22,500 (Note 8o), $45,000
(Note 8n) and $22,533 (Note 8p), each. The shipbuilding contract provides for stage payments of 20% in advance, 10% on keel laying, 10% on launching and 60% at delivery (Note 17).

    During July 2001, the Company entered into an agreement with a third party for the acquisition of a vessel under construction for $30,750. The vessel, a 35,000 DWT product, oil and chemical tanker, is being constructed by Daedong Shipbuilding Co. Ltd. with expected delivery in February 2002. The Company as of December 31, 2001 paid the predelivery installment of $3,075 to the sellers and will make the final payment of approximately $28 million to the sellers upon delivery of the vessel. The cost of the newbuilding will be financed from the proceeds of a long-term bank loan and in this respect the Company arranged a long-term bank loan of $20,200.

    The loan mentioned above will be drawn-down in one tranche so as to coincide with the scheduled delivery payment and will mature eight years from the draw down. The loan will be repayable in sixteen semi-annual installments of $700 plus a balloon payment of $9,000 payable together with the last installment. The loan will bear interest at LIBOR plus a spread and will be secured as follows:

    - First priority mortgage over the vessel

    - Assignments of earnings and insurance of the mortgaged vessel

    - Corporate guarantees

    The loan agreement includes covenants, among others, requiring the borrower to obtain the lender's prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

4. ADVANCES FOR VESSELS UNDER CONSTRUCTION: (CONTINUED) dividends (as defined in the related agreement), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrower to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks and maintenance of operating bank accounts with minimum balances.

    The amount shown in the accompanying 2001 consolidated balance sheet includes payments to the shipyards and capitalized interest cost in accordance with the accounting policy discussed in Note 2i, as analyzed below:

                                                               AMOUNT
                                                              --------
Advance payments on signing of contracts....................   28,827
Additional pre-delivery payments............................   16,096
Capitalized interest........................................      920
Other.......................................................      712
                                                               ------
    TOTAL...................................................   46,555
                                                               ======

5. VESSELS:

    The amounts in the accompanying consolidated financial statements are analyzed as follows:

                                                                 ACCUMULATED
                                                   VESSEL COST   DEPRECIATION   NET BOOK VALUE
                                                   -----------   ------------   --------------
DECEMBER 31, 1998................................    302,508       (31,506)        271,002
  --Additions....................................     42,711            --          42,711
  --Impairment loss..............................     (6,500)           --          (6,500)
  --Depreciation for the year....................         --       (15,082)        (15,082)
                                                     -------       -------         -------
DECEMBER 31, 1999................................    338,719       (46,588)        292,131
  --Disposals (Note 13)..........................    (17,413)        5,142         (12,271)
  --Depreciation for the year....................         --       (15,164)        (15,164)
                                                     -------       -------         -------
DECEMBER 31, 2000................................    321,306       (56,610)        264,696
  --Additions (vessels' contract price)..........    246,788            --         246,788
  --Additions (additional capitalized costs).....      1,884         1,884
  --Depreciation for the year....................         --       (21,541)        (21,541)
                                                     -------       -------         -------
DECEMBER 31, 2001................................    569,978       (78,151)        491,827
                                                     =======       =======         =======

    In 1999, the review of the Company's management as to the vessels' carrying amounts in connection with their expected recoverable amounts and the estimated undiscounted cash flows from future operations indicated that the carrying amount of the LOUCAS exceeded its expected recoverable amount. Accordingly, the management decided to recognize an impairment loss of $6,500, based upon a calculation of discounted expected cash flows, which was separately reflected in the accompanying

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

5. VESSELS: (CONTINUED)
1999 consolidated statement of income. In December 2000, the LOUCAS was sold for $12,900 and the Company realized a gain of $32, which has separately been reflected in the accompanying 2000 consolidated statement of income (Note 13).

    Cost of vessels at December 31, 1999, 2000 and 2001 includes $6,497, $6,334 and $8,218, respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2i above. Such capitalized amounts include interest costs of $2,091 relating to years prior to 1997.

    During 2001, the vessels operated mainly under time charters. At December 31, 2001, the vessels were operating as follows:

                     VESSEL NAME                       CHARTER TYPE  EXPIRATION DATE
                     -----------                       ------------  ---------------
ALMAR................................................  Time Charter  December 2006

JACAMAR..............................................  Time Charter  February 2006

TAKAMAR..............................................  Time Charter  September 2005

KEYMAR...............................................  Time Charter  October 2004

LIMAR................................................  Time Charter  October 2004

LUXMAR...............................................  Time Charter  August 2003

PETROMAR.............................................  Time Charter  January 2003

POLYS................................................  Time Charter  December 2002

CLELIAMAR............................................  Time Charter  January 2003

ALLENMAR.............................................  Time Charter  July 2002

ERMAR................................................  Time Charter  December 2003

COLMAR...............................................  Time Charter  November 2000

PRIMAR...............................................  Time Charter  November 2002

FULMAR...............................................  Time Charter  July 2002

KLIOMAR..............................................  Time Charter  January 2003

PROMAR...............................................  Time Charter  March 2002

NEDIMAR..............................................  Spot Market

RIMAR................................................  Spot Market

CAMAR................................................  Spot Market

CITY UNIVERSITY......................................  Spot Market

JAMAR................................................  Spot Market

CAPEMAR..............................................  Spot Market

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

6. DEFERRED CHARGES:

    The unamortized balance shown in the accompanying consolidated balance sheets is analyzed as follows:

                                                                            LOAN FEES
                                                                               AND
                                                           DRY-DOCKING   FINANCING COSTS    TOTAL
                                                           -----------   ---------------   --------
DECEMBER 31, 1998........................................       797             685          1,482
  --Additions............................................     1,045             251          1,296
  --Amortization.........................................      (576)           (265)          (841)
                                                              -----           -----         ------
DECEMBER 31, 1999........................................     1,266             671          1,937
  --Additions............................................       726             289          1,015
  --Write-off due to sale of the Loucas (Note 13)........        --             (53)           (53)
  --Amortization.........................................      (847)           (355)        (1,202)
                                                              -----           -----         ------
DECEMBER 31, 2000........................................     1,145             552          1,697
  --Additions............................................     4,766           1,456          6,222
  --Amortization.........................................      (960)           (139)        (1,099)
                                                              -----           -----         ------
DECEMBER 31, 2001........................................     4,951           1,869          6,820
                                                              =====           =====         ======

    Amortization for dry-docking and other financing costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, in the accompanying consolidated statements of income.

7. ACCRUED LIABILITIES:

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                            1999       2000       2001
                                                          --------   --------   --------
P&I back calls..........................................     70          90        177
Vessels' operating and voyage expenses..................    455         813      1,173
General and administrative expenses.....................     16         514        668
                                                            ---       -----      -----
    TOTAL...............................................    541       1,417      2,018
                                                            ===       =====      =====

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

8. LONG-TERM DEBT:

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

     BORROWER(S)                                                     2000       2001
     -----------                                                   --------   --------
(a)  Ariel Shipping Corporation..................................    9,600      8,400

(b)  Colmar Ltd..................................................    7,600      6,400

(c)  Primar Shipping Ltd. and Palmar Maritime Ltd................   23,555     20,776

(d)  Nedimar Ltd.................................................   18,200     17,000

(e)  Kliomar Ltd.................................................   22,463     19,950

(f)  Polmar Ltd..................................................   22,325     20,475

(g)  Cleliamar Ltd...............................................   22,325     20,475

(h)  Keymar Ltd..................................................   17,583     16,153

(i)  Takamar Ltd.................................................   27,516     25,578

(j)  Jacamar Ltd.................................................   29,625     27,875

(k)  Luxmar Ltd., Limar Ltd., Camar Ltd., Jamar Ltd. and Ermar
     Ltd.........................................................       --     68,438

(l)  Rimar Ltd., Almar Ltd., Allenmar Ltd., Capemar Ltd. and
     Promar Ltd..................................................       --     69,875

(m)  Petromar Ltd................................................       --     19,440

(n)  Pearlmar Ltd. and Jademar Ltd...............................       --     18,000

(o)  Rubymar Ltd.................................................       --      6,750

(p)  Rosemar Ltd.................................................       --      1,609
                                                                   -------    -------

     TOTAL.......................................................  200,792    367,194

     LESS--CURRENT PORTION.......................................  (17,710)   (40,332)
                                                                   -------    -------

     LONG--TERM PORTION..........................................  183,082    326,862
                                                                   =======    =======

    (A) LOAN: Balance of U.S. Dollar bank loan (original amount $16,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at December 31, 2001 is repayable in two equal semi-annual installments through December 2002 and a balloon payment of $7,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 6.96% and 2.75%, respectively.

    (B) LOAN: Balance of U.S. Dollar bank loan (original amount $14,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at December 31, 2001 is repayable in two equal semi-annual installments through December 2002 and a balloon payment of $5,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 6.96% and 2.75%, respectively.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

8. LONG-TERM DEBT: (CONTINUED)
    (C) LOAN: Balance of U.S. Dollar bank loan (original amount $31,500) obtained in September 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $3,080 of the loan of the LOUCAS following its sale (Note 13), subsequent to December 31, 2000, the loan was refinanced and the balance at December 31, 2001 is repayable in fifteen equal quarterly installments through September 2005 and a balloon payment of $10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.75% and 3.00%, respectively.

    (D) LOAN: Balance of U.S. Dollar bank loan (original amount $24,000) obtained in December 1995 to refinance a previous loan with the same bank. The balance at December 31, 2001 is repayable in three equal semi-annual installments through June 2003 and a balloon payment of $15,200 payable in December 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 6.96% and 2.75%, respectively.

    (E) LOAN: Balance of U.S. Dollar bank loan (original amount $30,000) obtained in October 1997 to partially finance the acquisition cost of the KLIOMAR. The balance at December 31, 2001 is repayable in eight equal semi-annual installments through October 2005 and a balloon payment of $9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.48% and 2.73%, respectively.

    (F) LOAN: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in December 1997 to partially finance the acquisition cost of the POLYS. The balance at December 31, 2001 is repayable in thirteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.60% and 4.79%, respectively.

    (G) LOAN: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in January 1998 to partially finance the acquisition cost of the CLELIAMAR. The balance at December 31, 2001 is repayable in thirteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.52% and 4.79%, respectively.

    (H) LOAN: Balance of U.S. Dollar bank loan (original amount $20,800) obtained in September 1998 to partially finance the acquisition cost of the KEYMAR. The balance at December 31, 2001 is repayable in twenty-seven equal quarterly installments through September 2008 and a balloon payment of $6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.33% and 3.27%, respectively.

    (I) LOAN: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in September 1998 to partially finance the acquisition cost of the TAKAMAR. The balance at December 31, 2001 is repayable in twenty-seven equal quarterly installments through September 2008 and a balloon payment of $12,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.33% and 3.15%, respectively.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

8. LONG-TERM DEBT: (CONTINUED)
    (J) LOAN: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in February 1999 to partially finance the acquisition cost of the JACAMAR. The balance at December 31, 2001 is repayable in nineteen equal semi-annual installments through February 2011 and a balloon payment of $8,875 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.55% and 5.9%, respectively.

    (K) LOAN: Balance of U.S. Dollar bank loan (original amount $73,000) obtained in April 2001 to partially finance the acquisition cost of the LUXMAR, LIMAR, CAMAR, JAMAR AND ERMAR. The balance at December 31, 2001 is repayable in fifteen equal semi-annual installments through June 2009. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 was 3.06%.

    (L) LOAN: Balance of U.S. Dollar bank loan (original amount $72,000) obtained in May 2001 to partially finance the acquisition cost of the RIMAR, ALMAR, ALLENMAR, CAPEMAR AND PROMAR. The balance at December 31, 2001 is repayable in fifteen equal quarterly installments of $2,125 each, twelve equal quarterly installments of $1,250 each through September 2008 and a balloon payment of $23,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 was 3.21%.

    (M) LOAN: Balance of U.S. Dollar bank loan (original amount $20,000) obtained in June 2001 to partially finance the acquisition cost of the PETROMAR. The balance at December 31, 2001 is repayable in nineteen equal semi-annual installments through June 2011 and a balloon payment of $8,800 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 was 5.49%.

    (N) LOAN: The balance at December 31, 2001, represents partial drawdowns of a U.S. Dollar bank loan (original amount $45,000) to partially finance the construction cost of the Hulls Nos. 5210 and 5211. The part of the loan relating to Hull No. 5210 was fully drawn down in January 2002 (Note 17). The loan is repayable in twenty equal semi-annual installments through 2012 and a balloon payment of $14,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 was 3.13%.

    (O) LOAN: The balance at December 31, 2001, represents partial drawdowns of a U.S. Dollar bank loan (original amount $22,500) to partially finance the construction cost of HULL NO. 5212. The loan will fully be drawn down upon the delivery of the vessel (Note 4) and is repayable in forty quarterly equal installments and a balloon payment of $7,500 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 was 6.2%.

    (P) LOAN: The balance at December 31, 2001, represents partial draw downs of a U.S. Dollar bank loan (original amount $22,533) to partially finance the construction cost of HULL NO. 5213. The loan will fully be drawndown upon the delivery of the vessel (Note 4) and is repayable in twenty equal semi-annual installments and a balloon payment of $10,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 was 6.15%.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

8. LONG-TERM DEBT: (CONTINUED)
    The range of the interest rates of the above loans during the years ended December 31, 1999, 2000 and 2001 was as follows:


1999........................................................         3.19%--6.19%

2000........................................................         6.92%--7.33%

2001........................................................         2.72%--7.75%

    Bank loan interest expense for the years ended December 31, 1999, 2000 and 2001 amounted to $13,373, $16,273 and $16,732 respectively, and is included in interest and finance costs, net, in the accompanying consolidated statements of income.

    The loans are secured as follows:

    - First, second, third and fourth priority mortgages over the COLMAR;

    - First, second and third priority mortgages over the KLIOMAR;

    - First and second priority mortgages over the POLYS, CLELIAMAR, PRIMAR and CITY UNIVERSITY;

    - First priority mortgage over the FULMAR, NEDIMAR, KEYMAR, TAKAMAR, JACAMAR, LUXMAR, LIMAR, CAMAR, JAMAR, ERMAR, RIMAR, ALMAR, ALLENMAR, CAPEMAR, PROMAR and PETROMAR;

    - Assignments of earnings and insurances of the mortgaged vessels;

    - Pledge of shares of the borrowers; and

    - Corporate guarantees.

The loan agreements include covenants, among others, requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenants of certain loans, dividends cannot be distributed without the prior consent of the lending banks.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

8. LONG-TERM DEBT: (CONTINUED)
    The annual principal payments required to be made subsequent to December 31, 2001 are as follows:

YEAR                                                             AMOUNT
----                                                           ----------
2002........................................................      40,332
2003........................................................      68,558
2004........................................................      40,358
2005........................................................      59,039
2006........................................................      31,566
2007 and thereafter.........................................     127,341
                                                                --------
                                                                 367,194
                                                                ========

9. CONTINGENCIES:

    Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

    The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, is covered by the Protection and Indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $4.25 billion.

10. STOCK OPTION PLAN:

    As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.30. On October 11, 2001, 8,000 additional options to acquire common stock were granted to certain members of the Board of Directors. The exercise price of such options equals $13.52. The Company accounts for the Plan under APB opinion No. 25, according to which no compensation expense was recognized during 2001 as the exercise price was equal to the grant date fair value of the stock. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.

    In addition to the Plan, on October 11, 2001, an aggregate of 8,000 additional options were granted to certain members of the Board of Directors. These options have an exercise price of $13.52, which equals the arithmetic average of the closing price of our common stock on the New York Stock

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

10. STOCK OPTION PLAN: (CONTINUED)
Exchange during the period from October 11th to November 11th and are subject to the terms and conditions as set forth in the Plan.

    Presented below is a table reflecting the activity in the Plan from March 31, 2001 through December 31, 2001.

                                                            WEIGHTED                 WEIGHTED
                                                            AVERAGE                  AVERAGE
                                                            EXERCISE     OPTIONS     EXERCISE
                                                 OPTIONS     PRICE     EXERCISABLE    PRICE
                                                 --------   --------   -----------   --------
OPTIONS GRANTED, MARCH 31, 2001................  323,500     12.31          --           --
  --Exercised..................................       --        --          --           --
  --Vested.....................................       --        --          --           --
  --Cancelled..................................       --        --          --           --

DECEMBER 31, 2001..............................  323,500     12.31          --           --
OPTIONS GRANTED, OCTOBER 11, 2001..............    8,000     13.52
  --Exercised..................................       --        --          --           --
  --Vested.....................................       --        --          --           --
  --Cancelled..................................       --        --          --           --

    Compensation cost for the Plan determined according to SFAS No. 123, which would not significantly reduce the Company's net income and earnings per share for 2001, has as follows:

                                                               AMOUNT
                                                              --------
NET INCOME
  --As reported.............................................   34,013
  --Pro Forma...............................................   33,917

BASIC EPS
  --As reported.............................................     3.31
  --Pro Forma...............................................     3.30

DILUTED EPS
  --As reported.............................................     3.29
  --Pro Forma...............................................     3.28

    The effects of applying SFAS No. 123 are not indicative of future amounts.

    The fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life of option (years).............................      10
Risk-Free interest rate.....................................     5.2%
Expected volatility of the Company's stock..................    35.4%
Expected dividend yield on Company's stock..................     N/A

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

11. EARNINGS PER COMMON SHARE

    The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilutive stock options using the treasury stock method.

    The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

                                             1999         2000         2001
                                          ----------   ----------   -----------
Basic earnings per share:
  Weighted average common shares
    outstanding.........................   3,750,205    3,824,750    10,290,028
Diluted earnings per share:
  Weighted average common shares
    outstanding.........................   3,750,205    3,824,750    10,290,028
  Options...............................          --           --        63,782
  Weighted average common
    shares--diluted.....................   3,750,205    3,824,750    10,353,810
  Basic earnings per common share:......  $     2.08   $     2.94   $      3.31
  Diluted earnings per common share:....  $     2.08   $     2.94   $      3.29

12. INTEREST AND FINANCE COSTS:

    The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                        1999       2000       2001
                                                      --------   --------   --------
Interest on long-term debt..........................   13,373     16,273     16,732
Mortgagee interest..................................      138         83        130
Bank charges........................................       56         42         88
Amortization of financing fees......................       87         86        139
                                                       ------     ------     ------
    TOTAL...........................................   13,654     16,484     17,089
                                                       ======     ======     ======

    On November 9, 1998, the interest rate for the loan relating to the KEYMAR was fixed at 5.52% (including 0.60% spread) under a swap agreement for originally a period of five years (through September 10, 2003). The agreement was eventually terminated on March 2, 1999. Interest on long-term debt above includes $599 of interest differential gained during 1999.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

13. GAIN ON SALE OF VESSEL:

    Upon the sale of the LOUCAS the Company realized a gain, as analyzed below:

                                                               AMOUNT
                                                              --------
SALE PROCEEDS, NET
  --Selling price...........................................   12,900
  --Other sale expenses.....................................     (544)
                                                              -------
                                                               12,356
VESSEL'S NET BOOK VALUE AT THE DATE OF SALE
  --Vessel's cost (Note 5)..................................  (17,413)
  --Depreciation up to the sale date (Note 5)...............    5,142
                                                              -------
                                                              (12,271)
DEFERRED CHARGES, WRITTEN-OFF (NOTE 6)......................      (53)
                                                              -------
  NET GAIN..................................................       32
                                                              =======

14. INTEREST RATE AGREEMENTS:

    On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for an interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $347, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.

    On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date
December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for an amount of $14,000, $10,000 and $31,500, respectively. Under these agreements, the Company is covered for an interest rate up to 6.50%, 6.45% and 5.88%, respectively.

    On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company is covered for interest rate up to 4.25% and 4.77%, respectively.

    During 2001, interest on long-term debt (Note 12), includes losses of $914 which were realized and applied against related interest costs.

15. INCOME TAXES:

    Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ($138, $80, and $93 in 1999, 2000 and 2001, respectively).

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 2001
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS--EXCEPT PER SHARE DATA UNLESS
                               OTHERWISE STATED)

15. INCOME TAXES: (CONTINUED)
    Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward tax losses. The accompanying consolidated statements of income include provision for income taxes of $14, $15, and $79 in 1999, 2000 and 2001, respectively, which is included in general and administrative taxes.

    Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

16. FINANCIAL INSTRUMENTS:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

    (A) INTEREST RATE RISK: The Company's interest rates and long-term loans repayment terms are described in Note 8.

    (B) CREDIT RISK: The credit risk is minimized since accounts receivable from charterers are presented net of relevant provision for uncollectable amounts, whenever required.

    (C) FAIR VALUE: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 14 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market value of the swap agreements mentioned above, at December 31, 2001, was $2,500 and has been included in "Comprehensive Income" in the accompanying December 31, 2001 consolidated balance sheet.

17. SUBSEQUENT EVENT:

    DELIVERY OF VESSEL: On January 26, 2002, the Company took delivery of M/T Pearlmar, one of the four Panamax Tankers being constructed by Daewoo (see note 4). As further explained in Note 4 above the vessel's acquisition cost was partially financed by a loan of $22,500.

                             STELMAR SHIPPING LTD.

                  SCHEDULE I--CONDENSED FINANCIAL INFORMATION

                                 BALANCE SHEETS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

ASSETS                                                          2000       2001
------                                                        --------   ---------
CURRENT ASSETS:

  Cash and cash equivalents.................................  $    102   $     970
  TOTAL CURRENT ASSETS......................................       102         970
  Investments:..............................................    89,736     208,625
  Total assets..............................................  $ 89,838   $ 209,595
  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Accounts payable trade..................................  $    272   $     147
                                                              --------   ---------
  Total current liabilities.................................       272         147
Contingencies
Stockholders' Equity:
  Preferred stock, $0.01 par value; 20,000,000 shares
    authorized, none issued.................................        --          --
  Common stock, $0.02 par value; 25,000,000 shares
    authorized; 3,824,750 and 11,874,750 issued and
    outstanding at December 31, 2000 and 2001,
    respectively............................................        76         237
  Additional paid-in capital................................    55,064     149,970
  Accumulated other comprehensive income/(loss).............      (227)     (2,594)
  Retained earnings.........................................    34,653      61,835
                                                              --------   ---------
  TOTAL STOCKHOLDERS' EQUITY................................    89,566     209,448
                                                              --------   ---------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................  $ 89,838   $ 209,595
                                                              ========   =========

                             STELMAR SHIPPING LTD.

                  SCHEDULE I--CONDENSED FINANCIAL INFORMATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                                  ACCUMULATED
                                                         ADDITIONAL                  OTHER
                              COMPREHENSIVE   CAPITAL     PAID-IN     RETAINED   COMPREHENSIVE
                                 INCOME        STOCK      CAPITAL     EARNINGS   INCOME/(LOSS)    TOTAL
                              -------------   --------   ----------   --------   -------------   --------
BALANCE, DECEMBER 31,
  1998......................                  $    75     $ 55,065    $15,624       $    (9)     $ 70,755
  Net income................     $ 7,794           --           --      7,794            --         7,794
  Other comprehensive
    income-Currency
    translation
    adjustments.............        (134)          --           --         --          (134)         (134)
  Issuance of capital
    stock...................          --            1           (1)        --            --            --
  Comprehensive income......       7,660
                                 =======      =======     ========    =======       =======      ========
BALANCE, DECEMBER 31,
  1999......................                       76       55,064     23,418          (143)       78,415
  Net income................      11,235           --           --     11,235            --        11,235
  Other comprehensive income
    -Currency translation
    adjustments.............         (84)          --           --         --           (84)          (84)
                                 -------      -------     --------    -------       -------      --------

  Comprehensive income......      11,151
                                 -------      -------     --------    -------       -------      --------
BALANCE, DECEMBER 31,
  2000......................                       76       55,064     34,653          (227)       89,566
                                 -------      -------     --------    -------       -------      --------
  Other comprehensive income
  Cumulative effect of
    measurement of fair
    value of financial
    instruments at January
    1, 2001.................        (561)                                              (561)         (561)
  Issuance of common
    stock...................                      161       96,438                                 96,599
  Expenses related to the
    issuance of common
    stock...................                                (8,363)                                (8,363)
  Reinvestment of
    earnings................                                 6,831     (6,831)                         --
  Net income................      34,013                               34,013                      34,013
  Other comprehensive income
  - Fair value of financial
    instruments.............      (1,939)                                            (1,939)       (1,939)
  - Currency translation
    adjustments.............         133                                                133           133

Comprehensive income........     $31,646
                                 =======      -------     --------    -------       -------      --------
BALANCE, DECEMBER 31, 2001..                  $   237     $149,970    $61,835       $(2,594)     $209,448
                                              =======     ========    =======       =======      ========

                             STELMAR SHIPPING LTD.

                  SCHEDULE 1--CONDENSED FINANCIAL INFORMATION

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

         (EXPRESSED IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE DATA)

                                                             1999         2000         2001
                                                          ----------   ----------   -----------
REVENUES FROM INVESTMENTS...............................  $    7,819   $   11,408   $    33,636
GENERAL AND ADMINISTRATIVE EXPENSES.....................          30           98           465
                                                          ----------   ----------   -----------
  Operating income......................................       7,789       11,310        33,171
                                                          ----------   ----------   -----------
OTHER INCOME (EXPENSES):
  Interest and finance costs, net.......................           5          (75)          842
                                                          ----------   ----------   -----------
TOTAL OTHER INCOME (EXPENSES), NET......................           5          (75)          842
                                                          ----------   ----------   -----------
NET INCOME..............................................  $    7,794   $   11,235   $    34,013
                                                          ==========   ==========   ===========
EARNINGS PER SHARE, BASIC...............................  $     2.08   $     2.94   $      3.31
                                                          ==========   ==========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC................   3,750,205    3,824,750    10,290,028
                                                          ==========   ==========   ===========
EARNINGS PER SHARE, DILUTED.............................  $     2.08   $     2.94   $      3.29
                                                          ==========   ==========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED..............   3,750,205    3,824,750    10,353,810
                                                          ==========   ==========   ===========

                             STELMAR SHIPPING LTD.

                  SCHEDULE I--CONDENSED FINANCIAL INFORMATION

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                1999       2000       2001
                                                              --------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 7,794    $ 11,235   $  34,013
  Adjustments to reconcile net income to net cash provided
    by operating activities:
  Increase (Decrease) in:
    Accounts payable........................................      104         108        (125)
  Translation adjustment....................................     (134)        (84)        133
                                                              -------    --------   ---------
NET CASH FROM OPERATING ACTIVITIES..........................    7,764      11,259      34,021
                                                              -------    --------   ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Reinvestment of earnings..................................       --          --      (6,831)
  Investment in subsidiaries................................   (7,758)    (11,259)   (121,389)
                                                              -------    --------   ---------
NET CASH FROM (USED IN) INVESTING ACTIVITIES................   (7,758)    (11,259)   (128,220)
                                                              -------    --------   ---------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Dividends received and reinvested.........................       --          --       6,831
  Proceeds from initial public offering, net................       --          --      88,236
                                                              -------    --------   ---------
NET CASH FROM (USED IN) FINANCING ACTIVITIES................       --          --      95,067
                                                              -------    --------   ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................        6          --         868
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............       96         102         102
                                                              -------    --------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $   102    $    102   $     970
                                                              =======    ========   =========

        The accompanying notes are an integral part of these statements.

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